UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For the Month of August 2005
Harmony Gold Mining Company
Limited
Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes No X

REVIEW FOR THE QUARTER ENDED 30 JUNE 2005

SHAREHOLDER INFORMATION
Issued share capital at 30 June 2005
393 341 194
MARKET CAPITALISATION
At 30 June 2005 – R49.70
R19 549 million
At 30 June 2005 – US$7.80
US$3 068 million
US$ per production ounce per annum – 3.0 million oz
US$1 022
US$ per reserve ounce – 54.1 million oz
US$57
US$ per resource ounce – 521.2 million oz
US$6
SHARE PRICE
12 month high (July 2004 – June 2005)
R92.50
12 month low (July 2004 – June 2005)
R36.50
12 month high (July 2004 – June 2005)
US$14.13
12 month low (july 2004 – June 2005)
US$5.96
FREE FLOAT
100%
ADR RATIO
1:1
JSE SECURITIES EXCHANGE SOUTH AFRICA
HAR
Range for the quarter
R36.40 – R58.80
Average volume for the quarter
793 715 shares per day
NEW YORK STOCK EXCHANGE, INC
HMY
Range for the quarter
US$5.96 – US$8.80
Average volume for the quarter
1 639 147 shares per day

REVIEW FOR THE YEAR AND THE QUARTER ENDED 30 JUNE 2005
QUARTERLY FINANCIAL HIGHLIGHTS
30 June 2005
31 March 2005
Cash operating profit
– Rand
45 million (55) million
– US$ 7 million (9) million
Cash earnings
– SA cents per share
12 (14)
– US cents per share 2 (2)
Basic loss
– SA cents per share
(291) (432)
– US cents per share (45) (72)
Headline loss
– SA cents per share
(102) (107)
– US cents per share (16) (18)
Fully diluted loss
– SA cents per share
(291) (432)
– US cents per share (45) (72)
Gold produced
– kg
19 886 21 126
– oz 639 346 679 251
Cash operating costs
– R/kg
87 461 85 863
– $/oz 424 445
•  Reversal the R55 million cash operating loss in March
to a cash operating profit of R45 million in the June
Quarter.
•  Cash operating costs increase to R87 461/kg versus
R85 863/kg in March.
•  Balance sheet restructuring completed.
QUARTERLY HIGHLIGHTS
•  Agreement reached with Unions on the Free State
restructuring.
•  Hidden Valley moves toward construction scheduled
for December 2005 following a reserves and
resource upgrade and final approval of all land holder
agreements.
•  The benefits of CONOPS and Harmony’s cost
initiatives begin to show.

TABLE OF CONTENTS
Chief Executive’s Review 3
Safety report 3
Annual review 4
The past quarter in review 13
Quarterly operational review 20
Quality ounces 23
Leveraged ounces 31
Growth projects 37
Australasian operations 38
Papua New Guinea 41
Exploration 44
Operating and financial results (Rand/metric) 48
Total operations – financial results (Rand/metric) 50
Abridged balance sheet (Rand) 54
Operating and financial results (US$/imperial) 55
Total operations – financial results (US$/imperial) 57
Abridged balance sheet (US$) 61
Condensed statement of changes in equity for the year ended 30 June 2005 62
Summarised cash flow statement for the year ended 30 June 2005 63
Summarised cash flow statement for the three months ended 30 June 2005 64
Reconciliation between cash operating profit/(loss) and cash (utilised)/generated by operations –
period ended 30 June 2005
65
Notes to the consolidated financial statements for the quarter ended 30 June 2005 66
Developmental results 68
Contact details 70

CHIEF EXECUTIVE’S REVIEW – JUNE 2005
“We are through the largest and most difficult part of the group restructuring, both operationally and financially. For the next while we intend focusing our energies on achieving the cost and production targets we have set and making sure that all of the new mines we are building achieve their nameplate production and cost parameters. Harmony is currently in a very intense part of its organic growth profile and we look forward to reaping the long-term benefits of this process, which we can already almost touch and feel.”
SAFETY REPORT
Safety achievements during this quarter:
• Joel achieved 1 000 000 fatality free shifts on 23 June 2005.
• Bambanani Lower Section achieved 1 000 000 fatality free shifts on 24 June 2005.
• Cooke 1 achieved 500 000 fatality free shifts on 11 June 2005.
The key safety indicators namely Lost Time Injury Frequency Rate (LTIFR) and Shift Loss Injury Frequency Rate
(SLIFR) continued to improve. Our progressive LTIFR for the year ended June 2005 was 16,53 compared to 16,73 at
March 2005, a 1,2% improvement. The progressive SLIFR for the year ended 30 June 2005 are 395 compared to
405 reported in March 2005, a 2,4% improvement. The progressive Fatality Injury Frequency Rate (FIFR) declined by 24,1% to 0,22 from 0,29 in the 2004 financial year, which is Harmony’s best performance to date.
Fatality injury rate (per million hours worked)

Annual Review – Production base restructured for profitability and growth
Operationally our focus in the past year has been three-fold:
•  we have focused on restructuring our South African Operations for profitability in a low Rand gold price environment;
•  we have continued to spend on the development of our new projects that will see us build three new mines in
South Africa, one in Papua New Guinea (PNG) and three significant brownfields expansion projects; and
•  we have restructured the company’s balance sheet through the sale of some of our non-strategic listed investments resulting in lower financial leverage and allowing us to fund our expansions internally.
We are doing the final project optimisation on the Hidden Valley project in PNG with a view to commencing with the project towards the end of 2005. The combination of all Harmony’s projects will result in a significant upgrade to our production portfolio adding around 1,5 million ounces per annum at an operating cost of less than US$ 250/oz
(at R7.00/US$). The restructuring of the South African operations has been a lengthy and costly process but is now by and large complete and, we anticipate, will enable us to produce an annualised 2,95 million ounces from our existing portfolio at a cost of R75 000/kg by September 2005.
In 2005 we produced 2,97 million ounces (decrease of 11%) compared to 3,3 million ounces in the previous year.
The decrease in production is the result of the restructuring of the South African operations to deal with the low Rand gold price. This has resulted in the downscaling and in some cases mothballing of some of our leveraged operations.

This was achieved against a backdrop that saw South African gold production fall (in calendar 2004) by 9% to
343 tonnes, the lowest level seen since 1931. The fall in production is ascribed to the maturity of the industry but more importantly to the fall in the Rand gold price and the continued increase in costs, especially administered costs.
A year on year analysis of our results indicates the following:
Year-on-year variance
Year ended
Year ended
Variance
June 2005
June 2004
%
Production – kg 92 230 103 127 (11)
– oz 2 965 250 3 315 595 (11)
Revenue – R/kg 84 799 85 219 (0,5)
– US$/oz 427 385 11
Working cost – R/kg 81 839 79 599 3
– US$/oz 412 360 14
U/g working costs – R/tonne 474 413 15
Cash operating profit – ( R’m) 273 580 (53)
Cash earnings per share – cents 75 229 (67)
Loss per share – cents (955) (206) 364
Over the period the average Rand gold price received decreased by 0,5% to R84 799/kg compared to R85 219/kg in FY2004. In addition, this was in a cost environment where our input costs increased by over 10,0%. As a result of the lower Rand gold price and lower production, group revenues fell by 11,0% to R7,82 billion (from 8,79 billion in
FY04). Operating costs fell by 8,1% to R7,55 billion and operating unit costs increased by only 2,8% to R81 839/kg, which compares with CPIX of 3,9%.
FY2005 was also a year in which we experienced strike activity related to the restructuring and strong Rand environment. In January 2005, The National Union of Mineworkers (NUM) withdrew support of Sunday work permission at our Free State operations, key to our CONOPS work practise, which resulted in the loss of CONOPS at our Free State operations despite being fully staffed for CONOPS. The restructuring of the group’s Free State operations was further hindered by a labour court interdict on 6 May 2005, which prevented Harmony from implementing the process. As a result, a “new” restructuring process was initiated on 19 May 2005 with Section 189,
60-day notices being (re-)served on the affected shafts and personnel. Union agreement was reached on 19 July
2005 and is in the process of being implemented. Total expenditure on restructuring during FY05 was R638 million, which includes severance payments, working losses at the restructured operations and other incidentals associated with the restructuring.

As a result of the tough operating conditions, the company’s ongoing commitment to expenditure on its long-term growth projects and the need to conserve cash, no dividends were declared in FY05.
Financial year ended
Financial year ended
Earnings per share (SA cents)
30 June 2005
30 June 2004
Cash earnings 75 229
Basic loss (955) (206)
Headline loss (408) (308)
Fully diluted loss (955) (306)
Adjusted headline loss* (411) (225)
* Excludes all unrealised gains/(losses) on financial instruments as well as the tax implications.
Focus on our growth projects remains
Despite the harsh financial and operating conditions encountered in the past year the company has remained focused in its resolve to complete and implement its growth strategy. Accordingly expenditure on all of the local and international growth projects continued at pace. In the past year R510 million was spent on project capital, a further
R317 million on operational capital and projects and R73 million on exploration. Good progress has continued to be made at the Phakisa, Elandsrand New Mine and Doornkop South Reef growth projects locally, and during the year,
Harmony received board approval and final licensing for the development of the Hidden Valley Project in PNG. This project is scheduled to go into construction in December 2005. Furthermore we also made good progress at our
Masimong, Tshepong and Evander expansion/replacement projects.
Harmony remains the only local gold mining company that continues to develop three new mines in the country and has another three major expansion or replacement projects in progress.
Completion of the Gold Fields bid
On 20 May 2005 our Gold Fields bid was brought to a close through a High Court Ruling that deemed the second part of the two-stage offer invalid effectively closing the bid on 18 December 2004. This coincided with the date of the expiration of the Norilsk irrevocable and the expiry of the second stage of the offer. As a result, Harmony did not acquire any additional Gold Fields shares and its holding in Gold Fields remained at 11,5% (56,6 million shares).
The costs incurred on the investment Harmony made in Gold Fields was divided into three components:
– Costs relating to the acquisition of the 11,5% initial investment in Gold Fields incurred to acquire the investment;
– Costs relating to the acquisition of the 11,5% initial investment in Gold Fields incurred to issue the shares to pay for the investment;
– Costs incurred subsequent to the acquisition of the 11,5% investment in Gold Fields.

The costs amounting to R86 million incurred to acquire the initial investment was accounted for as part of the investment and therefore included in the carrying value of the investment on the balance sheet.
The costs of R80 million relating to the issue of the shares to pay for the investment in Gold Fields was accounted for as a cost for issuing equity.
The costs of R18 million incurred subsequent to the initial investment was included in the income statement, as these costs were not incurred as part of the acquisition of an asset.
Subsequently Harmony sold 30 million shares (6,5%) of its Gold Fields holding to raise US$315 million. The proceeds have been used to settle most of Harmony’s short-term debt, buy-back 23,5% of its HAR1 corporate bond
(subsequent to 30 June 2005) and provide funding for the development of the Hidden Valley Mine. Harmony retains
5,4% of Gold Fields (26,6 million shares) and will appropriately deploy the stake in the best interests of shareholders in the short to medium term.
Cost of the Gold Fields Bid
Quarter ended
Rm
September 2004 46,5
December 2004 39,3
March 2005 64,7
June 2005 33,1
Total
183,6
Cost allocation
Investment banking fees 26,7
Legal fees 51,9
Creation and share issue expenses 76,6
Printing and publication 17,9
CPR report* 3,5
Other 7,0
Total
183,6
*Included in creation and share issue expenses

Ore Reserve Update
Despite depleting 3,1 million ounces (based on ROM/head grades) in the past financial year and implementing a wide-ranging restructuring of the local operations the group’s reserves only declined by 13% to 54,1 million ounces. The gold price used to state our reserves is unchanged at R92 000/kg and A$540/oz and continues to be our expectation of the sustainable gold price in real terms. A big source of negative variance for the reserves in
FY05 was the loss of 1,3 million ounces brought about by the downscaling of the local operations, which resulted in several of our leveraged shafts being put on care and maintenance. The other changes in the reserves relate to depletion (decrease of 3,1 million ounces at head grade), a restatement published in January 2005 (decrease of
4,8 million ounces) and the addition of 1,1 million ounces of new reserves brought about by the conversion of resources and the discovery of new ounces.
A year on year reconciliation of our ore reserves follows:
Gold tonnes
Gold Moz
Balance at 30 June 2004 1 936 62,2
Re-statements (149) (4,8)*
Mined during FY05 (96) (3,1)**
Less: Impact of restructuring shafts
(40) (1,3)***
Added through exploration 34 1,1
Balance at 30 June 2005 1 685 54,1
* Exclusive of depletion, inclusive of shaft closures between July 2004 and January 2005.
** Ounces based on ROM grades.
*** Post-January 2005 restructuring.

Target Reserves and Resources increase with new information
Target just gets better and better as our understanding of the ore body increases. The updated and revised resource calculations show an increase of 11%. Also despite the depletion of 210 000 ounces of FY05, reserves have declined by only 77 000 ounces. The changes have been brought about by additional mining information, intensive re-modelling of the orebody taking into account new drill hole, structural geological and development information.
With the lowered Target cost structure this makes more of the orebody economic to mine for longer!
Target Resources (’000 oz)
FY 2005
FY 2004
% variance
Measured 2 234 3 019 (26)
Indicated 9 180 7 112 28
Inferred 3 315 3 083 8
Total
14 729
13 214
11
Target Reserves (’000 oz)
Proven 1 584 1 620 (2)
Probable 3 198 3 239 (1)
Total
4 782
4 859
(2)
Target North – Exciting Times
Work on the Target North and Sun South properties has been stepped up. This involves a full re-assessment of all drill hole and geophysical information with the view to identifying new drill sites as part of the drill programme.
Preliminary work has resulted in a re-interpretation of the stratigraphy to the north of the Target Mine, which shows evidence for the existance of the multiple stacked fan-type Elsburg Reefs mined at Target and previously thought to have been eroded in this area.
Finalising the Free State Restructuring – Union agreement reached on 19 July 2005
The past financial year has seen an intensive phase of restructuring to adjust to the low Rand gold price environment. The Free State restructuring has taken the longest and received a set back of more than two months on 6 May 2005 following a Labour Court ruling that interdicted the restructuring planned to be implemented in mid-
April and ordered the re-instatement of all people that had already left the company as part of the retrenchment.
This resulted in the re-issuance of Section 189 restructuring notification to all employees and unions on 19 May
2005. To this end agreement was reached with the company’s largest labour unions, the National Union of
Mineworkers (“NUM”), on 19 July 2005 regarding the proposed job loss avoidance measures as part of the restructuring of Harmony’s Free State operations.

The agreement makes provision for the following:
(i) The opening of voluntary retrenchments for a stipulated period.
(ii) The replacement of non-specialised contract workers with Harmony employees.
(iii)   The transfer of employees to vacancies at other group operations in South Africa.
(iv)  The re-implementation of CONOPS work cycles at Bambanani, Tshepong and Masimong shafts.
(v) And, as a final measure, involuntary severance.
The implementation of the CONOPS agreement is subject to a successful Sunday work permission application and will be for a period of 14 months. The agreement also makes provision for a three-month notice period of termination of CONOPS from either party. The agreement provides for the monitoring of the implementation of the job loss avoidance measures and for dispute resolution under the auspices of the CCMA.
The transfer of employees to vacancies in other areas of the group bodes well, especially at operations such as
Evander and Elandsrand where key vacancies in production are waiting to be filled.
The group restructuring process is largely completed and Harmony’s Free State operations should be in a position to produce normalised operating results from the month of September 2005.
CONOPS (continuous operations) refers to the practice where a mine operates on all the days of the year, including Sundays. Workers operate on a roster or shift arrangement which sees them work the same amount of hours per week and therefore the company needs to employ more people in order to facilitate working the additional days.
Currently most gold mines in South Africa operate for approximately 273 days per year. The successful introduction of CONOPS can increase this number to 353 days per year (excluding the 12 public holidays). This will result in a 12% increase in labour on the shafts as well as a 5% reduction in unit cost/tonne.

The Free State shafts that will be put on care and maintenance are:
Free State restructuring shafts to be put onto care and maintenance
Average per month over the past 12 months
Nyala
Kudu/Sable
Masimong 4
St Helena 4
Welkom 1
Eland
Tonnes milled (‘000) 15 15 15 9 1 13
Kg’s 61                      65                      55                      38                     7 69
Yield 4,07                   4,44                   3,70                   4,02 4,92 5,20
R/kg costs 172 910 149 162 151 653 162 526 559 290 152 619
R/tonne costs 703                    662                     561                   654 2 753 793
These shafts produced a combined average of 296kg per month or 114 000oz per annum for the previous financial year.
In addition, the scope of several other of the Free State operations will be reduced in the restructuring.
As mentioned in the March Quarter, Bambanani will be reduced to 250 000 ounces per annum at a cash cost of
R72 000/kg. Production at Merriespruit 1 and 3 will be around 110 000 ounces per annum at cash costs of R83 000 /kg and the combined Unisel – St Helena 8 will produce 100 000 ounces per annum at approximately
R85 000/kg.
We maintain our estimate that group annualised production of 2,95 million ounces at a cash operating cost of
R75 000/kg is the current annualised operating level for the restructured group and we still expect to achieve this in the September month of 2005.

Estimated Annualised Production
Cash costs
Cash costs
Cash costs
Cash costs
plus capex
plus capex
Ounces
(R/kg)
($/oz)
(R/kg)
($/oz)
Leveraged shafts 865 000 84 394 404 85 387 409
Quality shafts 1 383 000 66 881 320 70 497 337
Project shafts 323 000 80 626 386 111 244 532
South Africa underground
sources
2 571 000 74 497 356 80 624 386
Australia 273 000 71 875 344 83 854 401
Surface operations 103 000 71 214 341 71 214 341
Total Harmony 2 947 000 74 140 355 80 595 386
The year ahead is an exciting period for Harmony and is the most capital intensive phase of the group’s recent history. We take comfort in the quality of the projects, which will not only enable us to grow our production profile, but also add significant value. In FY06 we have budgeted R1,55 billion in capex of which R1,08 billion is project capex, R311 million is ongoing operational capex and R160 million is a combination of surface infrastructure upgrades and systems replacement.

Operational capital expenditure (Rm)
Forecast
Operational Capex
FY06
South African Operations 160
Australasian Operations 151
Total Operational Capex
311
Project Capex
Doornkop South Reef 163
Elandsrand New Mine 134
Tshepong North Decline 104
Phakisa Shaft 190
Target Shaft 59
Papua New Guinea 431
Total Project Capex
1 081
Other
160
TOTAL CAPEX
1 552
The past quarter in review
A higher gold price and a steady operating result saw Harmony’s cash operating profit increase by R100 million from an operating loss of R55 million in March 2005 to an operating profit of R45 million (US$7,08 million) in the June period. Production in the June quarter declined by 5,9% to 639 346 oz (quarter on quarter) and cash operating costs increased by 1,9% to R87 461/kg. In dollars terms, costs dropped by 4,7% to US$424/oz helped by
6,8% depreciation in the USD/ZAR exchange rate to R6,41/US$ for the June Quarter. Unit revenues increased by 7,7% to R89 711/kg from R83 273/kg in March also largely as a result of the weaker Rand, and in dollars revenues increased by a more modest 1% to US$435/oz as a result of the higher gold price.

The performance of the company is best highlighted in the following table:
30 June
31 March
Variance
2005
2005
%
Production – kg 19 886 21 126 (6)
Production – oz 639 346 679 251 (6)
Revenue – R/kg 89 711 83 273 8
Revenue – US$/oz 435 431 1
Cash cost – R/kg 87 461 85 863 2
Cash cost – US$/oz 424 445 (5)
Exchange rate – USD/ZAR 6.41 6.00 7
Operationally the quarter was characterised by disruptions in the Free State operations in April related to the strike started in March and the ongoing restructuring of the Free State region. As a result, production in April at the Free
State Operations was significantly lower than planned. Ongoing disruptions at Free State operations associated with restructuring resulted in below planned operating performances at these operations for most of the June Quarter.
Free State gold production fell 14% to 7 848 kg. We expect the performance of these operations to improve with the successful completion of the restructuring, which is now largely complete.
In other areas of the group, operating performances improved, helped by the 8% increase in the Rand gold price, the benefits of CONOPS, a better performance in Australia and, to some extent, the depreciation of the Australian dollar.
June 2005
March 2005
Cash operating profit (Rm) 45 (55)
Cash operating profit margin (%) 2,5 (3,0)
Cash earnings/(loss) per share (cents) 12 (14)
Headline loss (cents) (102) (107)
South African underground working costs decreased from the R1 536,8 million in the March 2005 quarter to
R1 480,4 million in the June period. On a group basis, working costs decreased by 4,1% from R1 813,9 million to
R1 739,2 million.

A quarter on quarter cash operating profit variance analysis
Cash operating profit – 31 March 2005
(R54,7) million
– volume change (R43,1) million
– working cost change R74,7 million
– recovery grade change (R60,4) million
– Rand gold price change R128,9 million
Net variance
R100,1 million
Cash operating profit – 30 June 2005 R45,4 million
Analysis of earnings per share
Quarter ended
Quarter ended
Earnings per share (SA cents)
30 June 2005
31 March 2005
Cash earnings 12 (14)
Basic loss (291) (432)
Headline loss (102) (107)
Fully diluted loss (291) (432)
Adjusted headline loss* (102) (117)
* Excludes all unrealised gains/(losses) in financial instruments as well as the tax implications.
Reconciliation between basic and headline loss
Quarter ended
Headline earnings in cents per share (SA cents)
30 June 2005
Basic loss (291)
Profit on sale of mining assets (7)
Profit on sale of Bendigo – net of tax (8)
Loss on sale of ARM Limited – net of tax 27
Loss on sale of Gold Fields – net of tax 95
Diminution in carrying value of listed investments 86
Mark-to-market of listed investments 1
Impairment of fixed assets (5)
Headline loss (102)

Quarterly Financial Review
Revenues increased by 1,4% to R1 784 million largely as a result of the 7,8% increase in the Rand gold price resulting in an increase in operating profits of R100 million to R45 million. This increased the cash earnings per share (“EPS”) to 12 cents from a loss of 14 cents in the previous quarter. The net loss was R1141 million (loss per share 291 cents) compared to a net loss before impairments of R515 million (loss per share 131 cents) for the previous quarter. The current quarter’s results were negatively affected by the loss on the disposal of a stake of the investment in Gold Fields of R372 million and an additional provision for employment termination costs due to the restructuring. In addition, we reflect a diminution in the carrying value of the 13,68% stake of ARM sold into an empowerment trust designed to broaden ARM empowerment base of R337 million. The loss on disposal of listed investments was the loss relating to the sale of the balance of our investment in ARM of R103 million, offset by a small profit on the sale of Bendigo of R30 million. A provision of R57 million has been made for post retirement benefits following the latest actuarial valuation.
The net loss for the previous quarter after impairments was R1,697 million (loss per share of 432 cents).
The negative movement in the mark-to-market of the hedge portfolio is as a result of the movement in the Australian dollar gold price, as well as the cash payments on the Avgold currency hedge and a weaker Rand associated with the currency hedge inherited with the acquisition of Avgold. This hedge matures in December 2005.
Balance sheet restructuring and cash position
We have transformed our balance sheet in the last quarter. This has involved the sale of a number of our non-core listed investments, including the sale of 30 million (6,5% of the investment in Gold Fields), the sale of the remaining balance of our ARM investment to parties other than the ARM Empowerment Trust and the sale of our remaining stake in Bendigo. These sales raised a total of R3 175,9 million and the proceeds have amongst other things been used in the June quarter to reduce short-term debt by some R720 million, fund restructuring costs of R217 million, capex of R202,5 million, financing costs of R134 million and R66 million of foreign exchanges losses on the Avgold
Hedge book. The cash balance at 30 June 2005 was R1 830 million.

Harmony Cash Reconciliation for the June 2005 quarter
March to June
R million
Cash and equivalents on 31 March 2005
(233,2)
Operational
(344,8)
Operating profit 45,4
Re-statement (12,8)
Capex – net (202,5)
Corporate/Exploration expenditure (96,9)
Retrenchments and restructuring (217,3)
Interest paid (133,7)
Movement in working capital 153,3
Other non-cash items 119,7
Financing activities
2 408,4
Net sundry revenue and foreign exchange losses 34,7
Avgold hedge payments (65,7)
Settlement of ST-debt (720,4)
Proceeds of sale of ARM 976,4
Proceeds of sale of Gold Fields 2 041,2
Proceeds of sale of Bendigo 158,3
Other (16,1)
Cash and equivalents on 30 June 2005
1 830,4
The sale of 13,68% of our ARM stake into a trust designed to facilitate the broadening of ARM’s black economic empowerment base has made for some interesting accounting issues, The purchase by the trust of our 13,68%
stake in ARM was financed and underwritten by Harmony. Harmony disposed of the remaining portion of the investment in ARM Limited to the ARM Broad-Based Economic Empowerment Trust (“The Trust”). As part of the various agreements put in place to arrange the sale of the shares to The Trust, Harmony has accepted terms which resulted in the majority of the risk not being transferred to the Trust. This relates mainly to a “Put Option” whereby the loan of R480 million can be put to Harmony by Nedbank in the event of default of the loans obtained by the Trust in acquiring the shares from Harmony. Based on accounting rules governing the accounting for “Special Purpose

Entities” it is required that Harmony consolidate the Trust and therefore the total Trust liability and the total investment in ARM Limited is accounted for on the consolidated Harmony balance sheet, as the Trust is deemed to form part of the Harmony Group. This will be unwound as the shares in the trust are taken up by the incumbent owners. In the interim the value of the shares in the trust have been written down to R29 per shares which is the maximum realisable price under the terms of the agreement. The net write down is R337 million.
ARM transaction effects
Before                       After
consolidation
consolidation
30 June 2005*
30 June 2005
31 March 2005
Rm
Rm
Rm
Investments 3 301 4 154 6 531
Long-term borrowings 1 569 2 422 2 944
Fair value and other reserves (610) (670) (1 501)
Contingent liability
489                               –                              –
Loss of sale of investment (440) (103) (110)
Diminution of carrying value of investment – (337) –
Interest paid (117) (134) (96)
Diminution of carrying value of investment – 17 –
* Note: If the sale of the investment to ARM Empowerment Trust has been accounted for as a 100% sale then the effect would have been:
Effect of consolidating ARM Trust
Investments increased by R853 million.
Long-term liabilities increased by R853 million.
Excluding the consolidated ARM trust debt of R853 million, our gross debt has been reduced to R2,90 billion from
R3,55 billion at 31 March 2005 and net debt (excluding the value of the remaining 5,4% of Gold Fields) has been reduced to R1 072 million from R3,78 billion. On this basis, gross debt to shareholders equity has reduced to 13,1%, from 15,8% in the previous quarter. Including the debt associated with the sale of the ARM stake of R836 million, gross debt to shareholders equity was 16,9% or R3,74 billion as at the June 2005 period-end.
Since quarter-end we spent R295 million in a partial buy-back of our June 2006 HAR1 bond. A total of R281,7 million of the bond’s notional value has been repurchased, which represents 23,5% of the total issue. The re-purchase was done at a spread of 195 bps above the benchmark government issue (R152). The bond has a semi-annual coupon of 13% and was launched in 2001.

Operational capital expenditure (Rm)
Actual                       Forecast
Operational Capex
30 June 2005
30 September 2005
South African Operations 25 73
Australasian Operations 50 47
Total Operational Capex
75
120
Project Capex
Doornkop South Reef 29 36
Elandsrand New Mine 23 31
Tshepong North Decline 9 7
Phakisa Shaft 34 47
Target Shaft 16 16
PNG 16 9
Total Project Capex
127
146
TOTAL CAPEX
202
266
COST INITIATIVES
Buying back our mines
We have initiated several cost and efficiency initiatives in the past quarter. Firstly we have assembled a crack due diligence team of our best operational and financial people that we would traditionally use in the event of an acquisition. The intention here is to have a clean re-look at our cost structures and operating efficiencies with the view to reducing costs by at least 10%. The process involves benchmarking, assessing infrastructure requirements, shaft specific constraints and service requirements. Where necessary this involves inserting temporary supplemental management capacity to oversee the implementation. Three shafts have been completed to date with a reduction in total costs on the shafts of almost 15%!

Services Transformation Project
Harmony has embarked on a group-wide Services Transformation Project (STP). The objectives are to reduce the cost of service provision by 20% and improve the quality of services. This involves a complete re-look at required services, associated systems and staffing. Opportunities are enormous. We expect a saving of R50 million in the second half of 2005 and expectations are for another R100 million in 2006.
QUARTERLY OPERATIONAL REVIEW
The June quarter was a quarter of three very different months with the operating performance of the South African operations progressively improving as the quarter wore on. The month of April was badly impacted by the continuation of the strike at our Free State operations, which started in March and the ongoing restructuring of the
Free-State operations. The Free State operations remain the area of biggest negative operating variance, which should be addressed and rectified through the completion of the restructuring.
Operating performance in the rest of the group were much improved. The Randfontein region increased production by 6,4% to 2 403kg and decreased operating costs by 11,0% to R92 558/kg, The Evander region increased production by 9,2% to 2 868kg and decreased operating costs by 6,7% to R72 063/kg, the Orkney region increased production by 18,7% to 1 198kg and decreased operating costs by 22,8% to R70 274/kg, and although production at the Australian operations remained steady, operating costs decreased by 11,7% to US$337/oz.
Operational highlights were as follows:
• The group restructuring is largely complete.
• Tshepong continues on its winning ways.
• Strong turnaround at Evander 8 shaft.
• Consistency from Kalgold.
• Strong performance at Mt Magnet.
• Resource/Reserves upgrade at Hidden Valley and Target mine.

A quarter on quarter operating profit analysis of the various operations is as follows:
30 June 2005
31 March 2005
Variance
Operations
(R’million)
(R’million)
(R’million)
Quality ounces 104,9 66,7 38,2
Growth projects (19,5) (18,2) (1,3)
Leveraged ounces (107,4) (131,4) 24,0
Surface operations 27,0 8,9 18,1
Total South Africa
5,0
(74,0)
79,0
Australasian operations 40,4 19,3 21,1
Total
45,4
(54,7)
100,1
The tables below show a strong and consistent improvement through the quarter and also illustrate how the problems associated with the Free State restructuring have made this area by far the worst in terms of operating performance. With the Free State restructuring now basically complete, and key positions in the other operations being filled as a result of the transfers, we look forward to better performances.
Group Production
Month ended
30 April
31 May
30 June
2005
2005
2005
Tonnes milled (’000) 1 685 1 755 1 758
Kg’s 5 929 6 587 7 370
Yield 3,52 3,75 4,19
R/kg costs 92 927 86 974 83 506
R/tonne costs 327 326 350
US$/oz costs 469 425 386

SA UG Production
Month ended
30 April
31 May
30 June
2005
2005
2005
Tonnes milled (‘000) 827 1 011 1 097
Kg’s 4 627 5 323 6 237
Yield 5,60 5,27 5,69
R/kg costs 99 208 92 097 85 154
R/tonne costs 555 485 484
US$/oz costs 501 450 394
Free State UG Production
Month ended
30 April
31 May
30 June
2005
2005
2005
Tonnes milled (’000) 414 570 665
Kg’s 2 186 2 880 3 325
Yield 5,29 5,05 5,00
R/kg costs 111 044 96 773 94 302
R/tonne costs 587 489 472
US$/oz costs 561 473 436

A detailed analysis of the operations is as follows:
1. Quality ounces – Strong turnaround at Evander 8 showing the benefits of
CONOPS and restructuring
Includes the following shafts: Target, Tshepong, Masimong, Evander and Randfontein’s Cooke Shafts.
30 June
31 March*
2005
2005
U/g tonnes milled (‘000) 1 508 1 570
U/g recovery grade (g/t) 6,02 6,25
U/g kilograms produced (kg) 9 073 9 819
U/g working costs (R/kg) 78 462 76 518
U/g working costs (R/tonne) 472 479
*Includes Target surface production of 51 000 tonnes at 0,51g/t.
Operating profits at these operations increased to R104,9 million from a profit of R66,8 million in the March quarter. The improved operating performance was driven by the higher gold price. Volumes were negatively effected in part due to the strike in the Free State and due to lower underground volumes at Target. Importantly, total working costs decreased by 5,2% to R711,9 million compared to the R751,3 million reported in the March
2005 period. The drop in total working costs stands to significantly benefit the company’s unit costs at higher volumes. As part of the NUM agreement signed on 19 July 2005 CONOPS will be re-implemented at Tshepong,
Masimong 5 and Bambanani mines which should help restore optimum volumes at these operations. The implementation of CONOPS at Masimong 5 will commence after four months to allow for adequate development to be done in the interim.
Target continued to battle with flexibility, machine availability and grade issues in the June quarter.
Underground tonnage milled decreased from 255 000 tonnes in the March quarter to 203 000 tonnes in June and recovered grade decreased from 6,19 g/t to 4,47 g/t. Grade was in part impacted by a lack of access to some of the higher grade stopes due to backfill constraints. Increased development also contributed to lower grades. Operating costs increased to R79 503/kg (US$384/oz) compared with R60 887/kg (US$319/oz) in
March. Importantly, total operating costs declined by a further 18% keeping unit costs at an impressive
R356/tonne and paving the way for significant further unit cost reductions with increased volumes. Surface production decreased to 16kg in the June quarter compared to the 26kg reported in the March period.
Please take note that from the June quarter we have removed the surface production from Target reported production to reflect only underground operations.

Tshepong continues to deliver excellent operational results and now faces the prospect of the re-implementation of CONOPS, which should further increase production. In the June quarter underground tonnages increased by
6,7% to 350 000 tonnes. As expected grades dropped to a more normalised 7,15g/t from 9,11g/t in March and as a result production dropped by 16% to 2 502kg. Despite the higher volumes, total operating costs dropped by an impressive 3,2% to R168,9 million resulting in a 9,3% drop in unit costs to R483/tonne from R529/tonne in the previous quarter. Operating costs increased by 15% to R67 484/kg (US$326/oz).
Tshepong decline project review
Following the decision taken during the March quarter to complete the project in-house, site has been re-established and good progress was made during the June period to make up time lost in the contractor replacement, and more recently (March – April) the 14-day strike in the Free State. The Tshepong decline project is scheduled for completion in FY08 with full production 130 000 ounces per year scheduled for FY07.
Access Development
Total of 3 492m of 6 281m development has been completed.
Chair lift Decline
67% of the 900m is completed.
Material decline
67% of the 1 000m is completed. The strike and poor ground conditions delayed progress during the period.
69 Level
Development on the 69 station is 53% completed. Pipe installation to sub-66 – 69 level is completed.
CAPITAL UPDATE
Approved capital R280,2 million
Final Estimated cost R280,8 million
Expenditure to date R140,1 million
Remaining capital R140,8 million
FINANCIAL EVALUATION UPDATE
Gold price (R/kg) 92 000
NPV at 7,5% (Rm) 738
IRR 32,4%

Masimong had a poor quarter relating to a fire which stopped production at Masimong 5 for seven days and the strike that started on 23 March 2005. The largest source of variance was however the closure of Masimong
4 and the fact that, due to the restructuring delays, labour costs were anomalously high in the quarter.
Production fell by 11,9% to 998kg from 1 133kg in the March period. Operating costs decreased by a modest
1% to R103 614/kg despite a 12,6% fall in total operating costs to R103,4 million. Tonnes milled dropped by
13,8% to 186 584 tonnes from 217 000 tonnes in the March period. Masimong reported a cash operating loss of R13,1 million in the June quarter compared to a loss of R21 million in the March period. The result belies a much improved performance at Masimong 5 despite the fire and strike. Masimong 5 increased volumes by
7,2% to 177 586 tonnes and production by 5,6% to 968kg. This bodes well for Masimong 5 pending the implementation of CONOPS before year-end and restructuring of Masimong 4.
The Masimong Expansion Project was delayed in the June quarter due to a fire on the mine and the strike that commenced on 23 March 2005 and extended into April. During the June quarter a total of R3,3 million was spent on capital development and a total of 361 metres of capital development was achieved.
The scope of the Masimong expansion project has been increased with the view to increasing its production profile up to 135 000 tons per month in five years. This has resulted in the total project capex increasing to
R314 million from R138 million previously but has similarly increased the NPV of the project from R49 million to
R189 million and increased the IRR from 30% to 111%.
The project is due for completion in 2010 and will contribute a total of 260 000 ounces per year.

CAPITAL COST UPDATE
R million
Final estimated cost 314,0
Sunk capital 110,7
Remaining capital 203,3
ANNUAL CAPITAL EXPENDITURE PROFILE
Table (R million)
2002   2003  2004   2005  2006  2007   2008  2009   2010  2011  2012  2013  2014  2015
Actual
Sunk
26,4 38,7 24,5 21,1
110,7
Forecast 29,8 39,4 44,0 44,2 45,9
203,3
Total 26,4 38,7 24,5 21,1 29,8 39,4 44,0 44,2 45,9
314,0

FINANCIAL EVALUATION UPDATE
Gold price (R/kg) 81,000
NPV at 10% (Rm) 189
IRR 111%
Evander’s performance improved materially in the June quarter thanks in part to the region’s exposure to
CONOPS for a year, but more specifically due to a much improved performance at Evander 8. Production in the period increased by 9,1% to 2 868kgs from 2 628kg in the March quarter driven by a 10% increase in grades to 7,1g/t. Operating costs decreased by 6,7% to R72 069/kg helped by a 17,0% increase in volumes at
Evander 8 to 186 000 tonnes and a 16,1% increase in grade at Evander 8 to 6,3g/t. During the quarter the operations of Evander 2 and 5 were combined with all production from the two shafts being hoisted from
Evander 5, which will continue to realise cost synergies as the process is bedded down.
Evander is a good example of how CONOPS is working for Harmony and Evander 8 is an excellent example of this. Despite having low flexibility, an increase in development rates and the addition of the extra
CONOPS shifts has enabled crew advance on the shaft to be increased from 10,5 metres in the March quarter to 15,7 metres in the June month despite the fact that the CONOPS implementation has only recently been completed at Evander 8. Similarly at Evander 2 and 5 shafts we are seeing increases in face advance of over
20% and increases in development efficiencies of over 30%.

Decline No. 3 Project (Phase 3) at Evander 7 Shaft is progressing well. The No. 3 Decline shaft barrel advanced 60 metres during the period and the horizontal development on 20 Level advanced 120 metres.
The 20 level pumpstation and the temporary conveyor tips were completed during May 2005. The whole of
20 Level was equipped with rails and two loaders and two locos with hoppers were moved to 20 Level. The next stage of equipping is focused on the completion of the No. 8 Conveyor and the construction of the main tips and sacrificial conveyor on 20 Level.
The Phase 3 project is due for completion in 2008 and full production of around 65 000 ounces is estimated in the FY07 financial year.
CAPITAL COST UPDATE
R million
Final estimated cost 79,9
Sunk capital 46,9
Remaining capital 33,0
ANNUAL CAPITAL EXPENDITURE PROFILE
Table (R million)
2003
2004
2005
2006
Actual sunk
– 23,2 23,7
Forecast
– – – 33,0
Total
– 23,2 23,7 33,0

FINANCIAL EVALUATION UPDATE
Gold price (R/kg) 85 000
NPV at 7,5% (Rm) 117
IRR 211%
Gold Price (R/kg) 80 000
NPV at 7,5% (Rm) 89
IRR 162%
Actual Sunk Forecast

The Cooke section of Randfontein also posted a much improved performance in the June quarter as the benefits of CONOPS start to be realised. The majority of production parameters showed improvement in the June quarter.
Volumes increased by 9% to 366 000 tons milled, grades improved by 2% to 4,91g/t, cost/tonne decreased by
12% to R442/ton, production increased by 12% to 1 797kg, total operating costs decreased by 4% to
R162 million and operating costs decreased by 14% to R90 112/kg – a good all round performance!
Cooke 2 is another good example of how CONOPS is working for Harmony. In the June quarter production at the shaft increased by 25,5% to 453kg driven by a 23% increase in tonnes milled to 95 000 tonnes and a 1,7%
increase in grades to 4,76 g/t. Total operating costs remained unchanged at R37 million resulting in a massive
18% decrease in unit operating costs to R393/tonne and a 20% decrease in operating costs to R82 465/kg.
The performance was driven in part by higher crew advance and a 40% increase in development metres, which is providing the flexibility needed to produce and sustain higher production levels.

Leveraged Operations – Restructuring delays hurts performance
Shafts included under this section are Bambanani, Joel, Kudu, Sable, West Shaft, Nyala, St Helena, Harmony 2,
Merriespruit 1 and 3 Shafts, Unisel and Brand 3 and 5 Shafts, Saaiplaas 3, Orkney 2 and 4 Shafts as well as Eland.
30 June
31 March
2005
2005
U/g tonnes milled (’000) 1 095 1 062
U/g recovery grade (g/t) 4,73 5,16
U/g kilograms produced (kg) 5 181 5 481
U/g working costs (R/kg) 111 162 107 805
U/g working costs (R/tonne) 526 556
These operations which consist of shafts which are either in the process of being restructured, downscaled in line with available ore reserves or being mothballed, returned a cash operating loss of R107,4 million versus the loss recorded in the March period of R131,4 million. Gold production decreased by 5,5% to 5 181kg driven largely by a 8,3% fall in grades to 4,73g/t versus the 5,16g/t achieved in the March quarter. Total operating costs decreased by 2,5% to R575,9 million from R590,9 million achieved in the March period. Pleasingly unit operating costs also fell by 5,4% to R526/tonne, but this was offset by the lower grades resulting in an increase in operating costs by 3,1% to R111 162/kg. Pleasingly the poor individual shaft performances were largely restricted to areas with outstanding restructuring and in fact more than 50% of the leveraged shafts posted lower operating costs per kilogram and more than 70% posted lower cost per tonne, some of them significantly so.
Examples of this are Harmony 2 with 21% lower cost per kilogram and 21% lower cost per tonne, Joel with 11%
lower cost per kilogram and 17% lower cost per tonne, Orkney 2 with 22,5% lower cost per kilogram and 12,6%
lower cost per tonne, and Orkney 4 with 23% lower cost per kilogram to R66 173 and 13,3% lower cost per tonne.
The shafts that have been put on care and maintenance are Masimong No 4, Nyala, St Helena 4, Saaiplaas 3,
Eland, Brand 5 and Welkom No 1 shaft. Production at Bambanani will be decreased and CONOPS will be re-implemented. In addition, Merriespruit 1 and 3, Brand 3, Unisel, St Helena 8 will all be right-sized. The restructuring is now largely completed and should see the operations return to “normality” in the September month once the process is bedded down. Following the completion of the restructuring we expect the region to produce approximately 920 000 ounces per year at an operating cost of R85 000/kg.

SA Surface Operations (includes Kalgold)
30 June
31 March
2005
2005
Surface tonnes milled (’000) 1 415 1 533
Surface recovery grade (g/t) 1,09 1,02
Kilograms produced (kg) 1 536 1 564
Working costs (R/kg) 70 815 76 187
Working costs (R/tonne) 77 78
Kalgold stole the show (again!). Kalgold reported a cash operating profit of R24,8 million compared to a cash operating profit of R8,1 million in the March 2005 quarter. Tonnages increased by 6,8% from 425 000 tonnes to
454 000 tonnes, quarter on quarter. Recovery grade decreased by 5,0% to 2,03 g/t (March 2005 – 2,14 g/t) as a result of slightly lower mining grades. Despite this, production increase by 1,3% to a new record of 922kg.
The biggest driver of the strong result was an impressive 20,8% decrease in unit operating costs to R126/ton driven by reductions in both the plant and mining costs and higher volumes.
Please note we have included the Target surface production in the SA Surface Operations from June 2005. In the
June quarter this consisted of 29 000 tons at a recovered grade of 0,565g/t.
GROWTH PROJECTS – ELANDSRAND AND DOORNKOP AND PHAKISA
30 June
31 March
2005
2005
U/g tonnes milled (’000) 331 323
U/g recovery grade (g/t) 5,84 6,56
U/g kilograms produced (kg) 1 933 2 119
U/g working costs (R/kg) 99 609 91 828
U/g working costs (R/tonne) 582 602
Good progress continues to be made on the growth projects. Production from this segment however declined by 8,8% to 1 933 kg and operating costs increased by 8,4% to R99 609/kg driven by a 11% decrease in grades to 5,84 g/t. Good progress has been made however on unit and total operating cost reductions. Total operating costs fell by 1,1% to R192,5 million and unit operating costs fell by 3,3% to R582/ton. Particularly pleasing was the 11,9% drop in unit operating costs at Doornkop to R331/tonne.

Elandsrand New Mine Project
Elandsrand remains focused on the completion and commissioning of the New Mine Project, but in the interim, production from the upper section of the mine continues to be hampered by a lack of flexibility. The operation made an operating loss of R10,9 million in the June quarter compared to an operating loss of R4,9 million in March.
Production decreased by 12,1% to 1 559kg driven by a 8,9% drop in grades to 7,64g/t and a 3,8% fall in volumes to 204 000 tonnes milled. Operating costs increased by 12,2% to R96 523/kg.
The deterioration at Elandsrand is related to a drop in Mine Call Factor (“MCF”) to 78% and a drop in sweepings in the June period to 78%, respectively. Mining grades remained constant at 10,9g/t and initiatives that have been put in place to address both volumes and improve the quality of mining should see Elandsrand improve despite the flexibility problems. In the longer term the commissioning of Elandrand New Mine will alleviate the flexibility problems and allow the operation to achieve its full potential. We remain very excited about the future of Elandsrand.
The Elandsrand New Mine Project is scheduled for completion in 2010 and full production of 500 000 ounces is scheduled for 2012.
Infrastructure
Work in this section of the deepened mine continues as per plan. Sub projects that were completed or progressed in the past quarter include:
•
The 102 L Booster fan installation was completed in April. The fan ducting (from fan to ventilation shaft) will be installed during the next quarter.
• 100 L 22 kV sub-station track work has been completed. The civil work will start during the next quarter.
•
Civil construction on 115 L mud pumps was completed as well as the crane gantry, which will be commissioned in September.
• Reinforcing of No. 3 Settler dam floor was completed. The concreting is planned for August.
•
The design of No. 3 Settler dam wall has been checked and additional support and reinforcing will be required, due to bad ground conditions.
• Sinking No. 2 Service Shaft is progressing, following the electrical delays experienced during April and May.
This shaft is currently sunk to 35 metres below 98 L.
•
The 92 L Turbine dam chamber excavation has been completed and raiseboring is planned in the
September quarter.
•
Commissioning of the rock loading system from 115 L was done during this quarter. Both reef and waste can now be hoisted from 115 L. The joining of the ore pass system at 100 L is planned for this quarter.
• 115 L No. 3 sub-station has been completed.

Access Development
102 Level
With the vent-cross over on 105 L complete, the vent raise bore holes between 102 L and 105 L commenced but encountered difficulties related to an incorrect survey position. This necessitated blasting a 3-metre cubby out of the vent-cross over to link up with the raise bore hole, which has now been completed.
105 Level
The vent cross-over holed in January 2005. All the capital development on this level is now complete. Ventilation raisebore holes are in progress.
109 Level
With the main haulage and Return Airway (“RAW”) now through the Cobra dyke development rates have normalised.
113 Levels
Both the RAW and haulage are now through the Cobra Dyke with its associated high-pressure gas pockets allowing normal development to be resumed.
CAPITAL COST UPDATE
R million
Final estimated cost 609,8
Sunk capital 450,4
Remaining capital 159,4
ANNUAL CAPITAL EXPENDITURE PROFILE
Table (R million)
2001
2002
2003
2004
2005
2006
2007
2008
Actual sunk 36 107 106 105 96
450
Forecast 105 41 14
160
Total
36
107
106
105
96
105
41
14
610

FINANCIAL EVALUATION UPDATE
Gold price (R/kg) 85 000
NPV at 7,5% (Rm) 1 351
IRR 33,1%

Doornkop South Reef Capital Project
Doornkop delivered a much improved mining performance in the June quarter. Volumes increased by 14,4% to
127 000 tonnes and despite the increased volumes, total operating costs remained constant at R42 million resulting in a 12% reduction in unit operating costs to R331/tonne from R376/tonne in the March period and reducing operating costs by 7,7% to R112 504/kg. Doornkop continues to battle with recovered grades, which fell 5% to 2,94g/t resulting in only a 8,7% increase in production to 374kg in the June quarter. Doornkop reduced its operating losses to R8,6 million in the June quarter compared to losses of R13,3 million in the March period.
Although mining the Kimberly reefs at the Doornkop shaft remains loss making, the operation contributes
R3,5 million per month to the capital project by way of shaft overheads.
The Doornkop South Reef Project made excellent progress in the June quarter. Doornkop is now the only developing shaft in the industry that has two separate sinking operations at different elevations in the same shaft
– another first for Harmony! Capital expenditure at Doornkop totalled R29,2 million in the June quarter.
The Doornkop South Reef Project is scheduled for completion in 2011 with full production of 310 000 ounces per year scheduled in 2009. Production build-up will commence in October 2006.
Highlights of the Doornkop project progress in the June quarter 2005 include:
•
Access development on 192, 197 and 202 Levels continue while in-circle development is underway on
212 level. Three reef raises are also being developed on 192 Level for over-stopping operations to commence in August 2005.
•
The 1.8m diameter raise-bore hole between 192 Level and 132 Level (currently main shaft bottom) is complete. This task was executed on time with no gas or water intersections encountered en-route. Shaft sinking is commencing from 132 Level shaft bottom in August 2005.
•
Sliping of the shaft to final diameter from 197 Level is being done. An independent sinking bank and infrastructure has been commissioned on 197 Level that enables sinking to take place on two locations on one shaft. It is planned that the portion of shaft between 197m to 50m below 212 Level will be sliped to final diameter by the time the sinking operation above reaches 192 Level in March 2006.
•
The second outlet facility was commissioned in July 2005 with the final installation and commissioning of the second outlet winder, headgear and other infrastructure. The second outlet shaft is also being used to circulate additional air in the sub-shaft.
•
The updated schedule provides for the main shaft to be partially commissioned (excluding the additional rock winder) by the end of 2006. Production will ramp-up over the next three years to 135 000 tons per month of reef.
•
The project financial evaluation model has been updated during the quarter. Gold price amended to
R92 000/kg. The working cost model update indicates estimated working unit costs of average R420/ton for the life of mine in June 2005 money terms. Projected final estimated costs for the capital program have been reduced to R959 million.

Capital Cost Update (End June 2005)
R million
Final estimated cost 959
Sunk capital 225
Remaining capital 734
Annual Capital Expenditure Profile
Table (R million)
2003
2004
2005
2006
2007
2008
2009
2010
2011
Actual sunk 13 98 114 225
Forecast 163 183 167 124 51 46 734
Total
13 98 114 163 183 167 124 51 46 959
FINANCIAL EVALUATION UPDATE
Gold price (R/kg) 92 000
NPV at 7,5% (Rm) 412
IRR 45%
Actual Sunk Forecast

Mine infrastructure layout and general arrangements
Doornkop South Reef Project

AUSTRALASIAN OPERATIONS – DELAYED CUE OPEN PIT START-UP IMPACTS
PRODUCTION
Highlights
•
Continued good drilling results on Wafi project in PNG.
•
Good underground performance at Mt Magnet as a result of better underground grades.
•
Blocked escape way at Mt Marion severely impacts on underground production at South Kal Mines.
•
Good exploration drill results showing potential for open pit resource at South Kal Mines.

AUSTRALIAN OPERATIONS
30 June
31 March
2005
2005
Tonnes milled (’000) 849 975
Recovery grade (g/t) 2,56 2,14
Ounces produced (’000) 69 542 68 903
Working costs (US$/oz) 337 382
Working costs (US$/tonne) 25,0 24,5
The Australian Operations had a substantially better quarter compared to the March quarter with operating profit improving to A$8.2 million from A$4.1 million in March. A good underground performance at Mt Magnet was offset by lower underground production at Mt Marion, where production was severely affected by a blocked escape way.
This resulted in 69 542 oz produced in June 2005 compared to 68 903 oz produced in March.
Mount Magnet
Mount Magnet reported a working profit of A$7.2 million (March A$1.8 million), mainly due to a good performance from underground operations. Underground tonnages were 2% up compared to the previous quarter, but a 29%
improvement in grade resulted in 26 431 underground ounces being produced in the quarter compared to
20 070 ounces in the previous quarter. Underground mining has now ceased at the Star mine, and this ore will be replaced by ore from the St George underground mine from the end of the September quarter onwards.
Decline development advance improved significantly at the St George mine as a result of improved ground conditions and focused contractor management. The commencement of stope production will be delayed until the end of the September quarter as a result of these conditions. There was a slight improvement in open pit production at Mt Magnet with the Cue open pits coming on line and better ore being accessed.
In aggregate the site produced 44 632 ounces of gold from the processing of 521 751 tonnes of ore and low grade stockpiles.
South Kal Mines
South Kal Mines produced 24 903 oz of gold in June quarter compared to 30 318 ounces in March quarter from the milling of 314 857 tonnes of ore.
Underground production at Mt Marion was severely affected by a blockage in the secondary escape route, which resulted in no stope mining allowed to take place for 20 days until the route was cleared. Tonnage from underground operations decreased 50% to 71 072 tonnes. As predicted in the previous quarter underground grade continued to be low at 3,69 g/t.

Open pits had significantly higher production than the previous quarter with 15 318 ounces produced compared to 12 595 ounces in the previous quarter, with 195 483 tonnes being processed. More low grade stock piles were processed in the quarter compared to the previous quarter as a result of open pit mill feed being in the process of depletion and higher than normal rainfall affecting surface haulage capacity.
Some good drill results were returned during the quarter from an RAB air core drill program at the Shirl Prospect, located on one of our tenements at South Kal Mines. Some of the best intervals are:
05BSRB284
8m @ 12.3g/t gold, from 16m
05BSRB309
6m @ 3.6g/t gold, from 24m
05BSRB310
8m @ 2.17g/t gold, from 14m
05BSRB315
10m @ 15.18g/t gold, from 34m
4m @ 5.48g/t gold, from 48m
05BSRB316
14m @ 7.94g/t gold, from 34m
05BSRB342
6m @ 12.77g/t gold, from 28m
Geological logs are in the process of being entered into the database and the interpretation of sections and plans is well underway. These are in the process of being finalised and further drilling will be planned as soon as possible.
The site showed a profit for the quarter of A$1 million compared with A$2.4 million in March.
PAPUA NEW GUINEA
Offshore Project Update
The development concept for the Hidden Valley Project remains unchanged with a two-phase project being planned. Phase 1 (the first eight years) constructs the plant and infrastructure, develops, mines and processes reserves from the Hamata and Hidden Valley – Kaveroi open pit mines. Phase 2 aims to progressively extend gold production around a centralised process plant being fed from a number of regional ore sources.
Drilling has been completed during this year; in general the results have as expected further enhanced the quality of the orebody with most of the inferred resource being upgraded to indicated. The mining optimisation studies conducted on the new resource model indicate that the orebody will yield a higher tonnage at a higher grade than previously envisaged.
Reserve/Resource upgrade
The final phase of the Hidden Valley validation drilling programme, was successfully completed this quarter with excellent results. A total of 2 093m of diamond drilling from six holes was done. The objective(s) of this drill programme was to fill in gaps in geology and geochemical data and to increase the Indicated Resources at the
Hidden Valley Zone. In addition the drilling programme sought to test lateral and down dip continuity of interpreted ore outlined in Kaveroi resource model.

The additional drilling ahead of the finalisation of the project has resulted in an upgrade to both the reserve and resource. Measured and Indicated resources have increased by 310 600 ounces of gold and 1,46 million ounces of silver in the measured and indicated category portion of the resource. This represents a conversion of almost all of the inferred material to indicated for the Hidden Valley deposit. The slight drop in inferred gold ounces is due to the “tightening up” of the resource interpretation in the Kaveroi deposit. Importantly, the 4,6% increase in the resource grade has in turn led to a significant improvement in the projected mining grade with all of the accompanying benefits that follow. It goes a long way towards reducing the risk of negative cost surprises and potentially lowers the cost per ounce or increasing the life of the ore body.
Hidden Valley, Kaveroi and Hamata Resource Estimate >1.0 g/t gold
June 2005 Model
Variance
Gold
Gold
Silver
Silver
Gold
Gold
Silver
Silver
Deposit
Category
Tonnes
g/t
Ounces
g/t
Ounces
Tonnes
g/t
Ounces
g/t
Ounces
Total Measured 3 212 609 3,69 381 447 58,98 4 756 426 1 086 909 0,26 215 355 2,28 2 650 921
Total Indicated 22 555 586 3,29 2 385 603 51,99 33 908 968 (674 014) 0,09 95 286 (1,25) (1 185 537)
Total Inferred 6 532 222 3,04 638 208 59,69 10 268 569 (4 285 078) 0,31 (514 408) 1,46 (8 249 622)
Total
TOTAL
32 300 417
3,28
3 405 258
54,08
48 933 963
(3 872 183)
0,21
(203 767)
(0,85)
(6 784 238)
There has been a 205 905 ounce increase in Proven and Probable reserves made up of a 1,9 million ton increase and a 0,04 g/t increase in the grades to 3,00 g/t.

Hidden Valley, Kaveroi and Hamata Reserve Estimate
June 2005 Model
Variance
Gold
Gold
Silver
Silver
Gold
Gold
Silver
Silver
Category
Tonnes
g/t
Ounces
g/t
Ounces
Tonnes
g/t
Ounces
g/t
Ounces
HV proven 2 718 532 3,39 296 181 52,47 4 585 701 1 618 532 0,29 186 181 1,47 2 782 044
Hamata proven 747 823 2,74 65 838 (152 177) (0,36) (23 863)
TOTAL
3 466 355
3,2
362 019
52,47
4 585 701
1 466 355
0,14
162 318
1,47
2 782 044
HV probable 17 751 546 2,96 1 687 856 47,88 27 328 430 151 546 0,06 47 856 (1,12) (398 380)
Hamata probable 2 037 441 2,92 191 493 237 441 (0,48) (5,270)
TOTAL
19 788 987
2,95
1 879 349
47,88
27 328 430
388 987
0,01
42 586
(1,12)
(398 380)
GRAND
TOTAL
23 255 342
3,00
2 241 368
48,49
31 914 131
1 855 342
0,04
204 904
(0,63)
2 383 664
Reserve cut-off used – 1g/t
*Hidden Valley medium grade cut-off – 0.75g/t
Project changes
The Reserve/Resource upgrade of Phase 1 has increased the planned Life of Mine production by 10% to
2 065 million ounces of gold from 1,875 million ounces previously. In addition, the planned Life of Mine silver production has increased by 5% to 26 744 million ounces.
Progress towards final project release and construction has progressed slower than anticipated with the main delays arising from the final phases of the licensing process which required detailed interdependent negotiations with
Papua New Guinea Central Government, Provincial Government, Local Government and Landowners respectively.
The final agreements were concluded and signed at a ceremony on 5 August 2005.
With all licensing, environmental permitting and compensation agreements now completed, the final project engineering updates are being completed. The mine construction finance will only be released after the feasibility has passed through a final assessment. The change in timing comes in the light of cost pressures in the capital construction industry as a consequence of the continuing commodities boom that has persisted since the results of the original feasibility study were announced two years ago. The final assessment is planned for completion by the end of November.
Assuming project release is given pending the final cost and return estimates, the commencement of the mine site project construction is now scheduled for December 2005 and the revised capital estimate is AU$277 million versus the AU$260 million previously estimated.
The changes to capex are largely related to increases in the cost of steel and infrastructure whilst there have also been offsetting changes to the operating costs. The positive variances in operating costs relate largely to the increased grades and the negative variances relate to a modest increase in the stripping ratio and higher diesel price assumptions.
Key operating parameters
Average annual Gold production (’000 oz) 300
Average annual Silver production (’000 oz) 4 500
Average annual Gold equivalent production (’000 oz) 362 000
Life of mine Gold production (’000 oz) 2 065
Life of mine Silver production (’000 oz) 26 744
Mine construction period (months) 18
Life of Mine (years) 7
Average Cash operating costs – By-product basis (US$/oz) 165
Average Royalty cost (US$/oz) 19
Average tax and PRI cost (US$/oz) 35
Total cost (US$/oz) 219
Total Project Capital (A$m) 277
Project IRR (%) 21
Project NPV at 7,5% (A$m) 112
Offshore Exploration
This is an area of Harmony’s business that continues to gain momentum and receive increasing attention. We are currently involved in scoping studies on a number of potential opportunities globally and have formulated strategy on how best to execute the growth of Harmony’s offshore ambitions with Harmony’s skill set and areas of relative competitiveness.

Wafi Gold
The Wafi Diamond drilling program that commenced during the end of last year is now completed. A total of
11 holes were drilled for 4,147.40m. The overall objective of drilling in the Link Zone was to test for a potential continuation of the high grade (7.0 g/t) gold mineralization below the Diatreme Breccia, to test the lateral extent of the Western Zone and to drill test the Nabonga Prospect (rock chip results of 2m @ 23.52 g/t and 10m @ 2.16 g/t).
The first phase of exploration for the northern extensions of the high-grade core of the Wafi gold resource was completed during the quarter. The most encouraging results received to date are from the Western Zone where hole WR200 intersected mineralization 50m south of the main drilling anomaly. Initial inspection of the assay results appears to support a flat-lying, bedding parallel interpretation that would be consistent with the B-Zone to the south.
If this is true then there is potential for further up dip and hence shallower mineralization (to the west) to the Western
Zone. Drillhole WR199, targeting the northern extensions of the Link Zone, intersected low-grade, B-Zone style mineralization. The result suggests that the high grade zone is further to the west.
Drillhole WR198 returned a significant width of low-grade mineralisation from the A-Zone which is located on the eastern side of the Wafi system. This result follows up the previously reported intersection from the same hole of
31m grading 6,00g/tAu from 71m. Within this new 110m thick intersection are several higher-grade zones. This result shows that mineralization continues to a considerable depth and hence could impact positively on an integrated Wafi-Golpu underground operation.
Significant results reported to date from Wafi include:
Hole ID
From
To
Interval
Average Grade
(m)
(g/tAu)
WR198 342 452 110 2,64
Includes 363 373 10 5,82
387 401 14 4,67
434 444 10 3,55
WR199 280 287 7 2,50
WR199 386 404 18 1,59
WR200 339 351,4 12,4 5,50
WR200 397 404 7 8,92
WR200 419 424 5 5,65

Metallurgical borehole results
Hole ID
From
To
Interval
Grade (g/tAu)
WR197 204 211 7 1,38
WR197 216 242 26 2,01
WR197 246 255 9 1,20
WR197
258
273
15
4,09
WR197
292
311
19
16,16
WR197 427 437 10 1,26
A bulk metallurgical sample from Wafi diamond hole WR 197 was recovered. Whole core representing B Zone and
Link Zone ore was collected from 150m to 461m depth. Ore samples were cold stored and shipped to Australia for metallurgical test work. Interval assay work was almost completed at the end of the quarter.
Selected mineralised intervals will be tested over the next six months to determine the suitability of alternative bioxidation processing options. A pre-feasibility budget and schedule were compiled to investigate underground mining of high grade Link Zone ore, which includes limited geotechnical drilling. Mine optimisations and financial models will be re-run based upon outcomes from the first pass mining study and process evaluation and latest resource model.
Golpu Copper Porphyry
In preparation for the forthcoming pre-feasibility study the creation of an updated geological model commenced.
This will aid the design of the geotechnical and resource definition holes required for the study. A team has been assembled to carry out the pre-feasibility programme.
REGIONAL EXPLORATION
Moa Creek Prospect
Anomalous gold results have been reported from manual trenches within the immediate mineralised area further confirm in-situ gold mineralisation. Gold mineralisation occurred as oxidised, manganese stockwork veins and as replacement style mineralisation. Replacement style mineralisation was further exposed in a manual trench
(Trench 5) located 300m west of the main zone of gold mineralisation. The mineralisation is in a form of massive bedded sulphide mineralisation hosted in bedded metaphyllite. This strongly suggests a “foot print” of a replacement style mineralisation.

Significant trench results:
Trench 5
•
1,0m @ 15,36 g/t Au
• 1,0m @ 4,40 g/t Au
Trench 2 (east – west extension)
•
1,0m @ 345,80 g/t Au
Mt Watut
Regional Structural Analysis conducted in February, suggests this area as particularly interesting especially from historical airborne magnetic survey which defined a N-S trending complex of small circular magnetic lows flanked by magnetic highs that strongly suggest a large intrusive complex. A field visit resulted in the discovery of one felsic porphyry sample containing disseminated malachite.
AUSTRALIA
Northern Territory Burnside Joint Venture (50%)
Drilling was completed during the quarter on the Cosmo deep resources. Intersections on the Eastern lodes section upper level have successfully in-filled the resource model and intersections on the lower levels are indicating a potential increase in average grade at depth. Western lode intersections will extend the current resource model, as they are in the upper levels, where the Burnside JV has not previously undertaken any drilling.
Work is continuing on the Cosmo Deeps pre-feasibility study. The Kazi open pit resource was reviewed in the June quarter and will be converted to reserve status in the September quarter following pit design and evaluation work.
We are in discussions with our Joint Venture partners on how to take the project forward.
Maude Creek tenements
The counter-party interested in these tenements, located in the Northern Territory, has exercised its option to acquire these tenements by paying an upfront purchase price of A$ 3 million in cash, with deferred cash payments of A$4 million plus a royalty payable when they make the decision to start mining and on commissioning of the mill.
Other
During the quarter the company disposed of its 30% stake in PT IMK, an Indonesian project inherited with the acquisition of Abelle, for A$2.6 million, as well as its 15% interest in Yilgarn Mining for A$1.2 million. The interest in
Yilgarn was acquired as part of the Abelle transaction.
Harmony Australia is currently investigating options to turn prospective Nickel ground around its South Kalgoorlie
Mines to account.

OPERATING AND FINANCIAL RESULTS
(Rand/metric) (unaudited)
Underground production – South Africa
Leve-
Quality
Growth
raged
Ounces
Projects
Ounces
Sub total
Ore milled – t’000
Jun-05
1 508
331
1 095
2 934
Mar-05 1 570 323 1 062 2 955
Gold produced – kg
Jun-05
9 073
1 933
5 181
16 187
Mar-05 9 819 2 119 5 481 17 419
Yield – g/tonne
Jun-05
6.02
5.84
4.73
5.52
Mar-05 6.25 6.56 5.16 5.89
Cash operating costs – R/kg
Jun-05
78 462
99 609
111 162
91 455
Mar-05 76 518 91 828 107 805 88 225
Cash operating costs – R/tonne
Jun-05
472
582
526
505
Mar-05 479 602 556 520
Working revenue (R’000)
Jun-05
816 768
172 999
468 577
1 458 344
Mar-05 818 078 176 389 459 366 1 453 833
Cash operating costs (R’000)
Jun-05
711 887
192 544
575 931
1 480 362
Mar-05 751 329 194 583 590 878 1 536 790
Cash operating profit (R’000)
Jun-05
104 881
(19 545)
(107 354)
(22 018)
Mar-05 66 749 (18 194) (131 512) (82 957)
Capital expenditure (R’000)
Jun-05
37 237
95 065
4 706
137 008
Mar-05 34 933 74 870 1 809 111 612
Quality Ounces – Evander Shafts, Randfontein Cooke Shafts, Target, Tshepong, Masimong
Growth Projects – Doornkop shaft and South Reef Project, Elandsrand shaft and New Mine Project,
Phakisa shaft, Tshepong Decline Project
Leveraged Ounces – Deelkraal, Bambanani, Joel, Eland, Kudu/Sable, West, Nyala, St Helena,
Harmony 2, Merriespruit 1 and 3, Unisel, Brand 3 and 5, Saaiplaas 3, Evander 9, Orkney 2 and 4,
Welkom 1

OPERATING AND FINANCIAL RESULTS
(Rand/metric) (unaudited)
South Africa
South Africa
Australia
Harmony
Surface
Total
Total
Total
Ore milled – t’000
Jun-05
1 415
4 349
849
5 198
Mar-05 1 533 4 488 975 5 463
Gold produced – kg
Jun-05
1 536
17 723
2 163
19 886
Mar-05 1 564 18 983 2 143 21 126
Yield – g/tonne
Jun-05
1.09
4.08
2.55
3.83
Mar-05 1.02 4.23 2.20 3.87
Cash operating
Jun-05
70 815
89 665
69 398
87 461
costs – R/kg
Mar-05 76 187 87 233 73 729 85 863
Cash operating
Jun-05
77
365
177
335
costs – R/tonne
Mar-05 78 369 162 332
Working revenue
Jun-05
135 789
1 594 133
190 463
1 784 596
(R’000)
Mar-05 128 104 1 581 937 177 293 1 759 230
Cash operating
Jun-05
108 772
1 589 134
150 108
1 739 242
costs (R’000)
Mar-05 119 157 1 655 947 158 002 1 813 949
Cash operating
Jun-05
27 017
4 999
40 355
45 354
profit (R’000)
Mar-05 8 947 (74 010) 19 291 (54 719)
Capital expenditure
Jun-05
0
137 008
65 514
202 522
(R’000)
Mar-05 0 111 612 44 590 156 202

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS
(Rand/metric) (unaudited)
Quarter ended
Quarter ended Quarter ended
30 June
31 March 30 June
2005
2005 2004
Ore milled t’000
5 198
5 463 7 972
Gold produced kg
19 886
21 126 26 373
Gold price received R/kg
89 711
83 273 81 543
Cash operating costs R/kg
87 461
85 863 83 173
R million
R million R million
Gold sales
1 784
1 759 2 151
Cash operating costs
1 723
1 859 2 194
(Loss)/income for insurance claims
(16)
45 –
Cash operating profit/(loss)
45
(55) (43)
Other income – net
54
9 40
Employment termination and restructuring costs
(217)
(171) (184)
Corporate, marketing, new business expenditure
(81)
(46) (32)
Exploration expenditure
(16)
(13) (21)
Income from associates
–
– 46
(Loss)/profit on sale of listed investments and subsidiaries
(73)
(111) 39
Dilution of investment in ARM Limited
–
– (163)
(Loss)/profit on sale of investment in Goldfields
(372)
– –
Mark-to-market of listed investments
13
– –
Interest paid
(134)
(96) (99)
Depreciation and amortisation
(177)
(197) (280)
Provision for rehabilitation costs
(6)
(14) 58
(Loss)/gain on financial instruments
(7)
51 (110)
(Loss)/gain on foreign exchange
(18)
21 14
Diminution in carrying value of ARM investment
(337)
– –
Impairment of assets
–
(1 513) –
Impairment of investments
–
– (75)
Provision for post-retirement benefits
(57)
– –
Loss before tax
(1 383)
(2 135) (810)
Current tax – (expense)/benefit
(110)
(5) 30
Deferred tax – benefit
352
443 203
Net loss before minority interests
(1 141)
(1 697) (577)
Minority interests
–
– 18
Net loss
(1 141)
(1 697) (559)

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS
(Rand/metric) (unaudited)
Quarter ended
Quarter ended Quarter ended
30 June
31 March 30 June
2005
2005 2004
Loss per share – cents *
– Basic loss
(291)
(432) (191)
– Basic loss before impairment
(291)
(131) (165)
– Headline loss
(102)
(107) (131)
– Fully diluted loss ** ***
(291)
(432) (191)
Dividends per share – (cents)
– Interim
–
– –
– Proposed final
–
– 30
* Calculated on weighted average number of shares in issue at quarter end June 2005: 392.2 million (March 2005:
393.2 million) (June 2004: 292.9 million).
** Calculated on weighted average number of diluted shares in issue at quarter end June 2005: 392.2 million
(March 2005: 392.9 million) (June 2004: 293.2 million).
*** The effect of the share options is anti-dilutive.
Reconciliation of headline loss:
Net loss
(1 141)
(1 697) (559)
Adjustments:
– Profit on sale of assets
(26)
(18) (44)
– Mark-to-market of listed investments
4
– –
– Profit on disposal of Kalplats
–
– (39)
– Profit on disposal of Bissett
–
– (1)
– Loss on sale and dilution of investment in ARM Limited
103
111 163
– Profit on disposal of investment in Bendigo NL
(30)
– –
– Loss on disposal of investment in Goldfields
372
– –
– Loss on disposal of subsidiaries
1
– –
– Amortisation of goodwill
–
– 21
– Impairment of fixed assets – net of tax
(19)
1 182 –
– Impairment of Bendigo
–
– 75
– Diminution in carrying value of listed investments
337
– –
Headline loss
(399)
(422) (384)

TOTAL OPERATIONS – ANNUAL FINANCIAL RESULTS
(Rand/metric)
Year ended
Year ended
30 June
30 June
2005
2004
(unaudited)
(unaudited)
Ore milled t’000
23 283
30 781
Gold produced kg
92 230
103 127
Gold price received R/kg
84 799
85 219
Cash operating costs R/kg
81 839
79 599
R million
R million
(reviewed)
(audited)
Gold sales
7 821
8 789
Cash operating costs
7 577
8 209
Income from insurance claims
29
–
Cash operating profit
273
580
Other income – net
107
266
Employment termination and restructuring costs
(638)
(224)
Corporate, marketing, new business expenditure
(206)
(184)
Exploration expenditure
(73)
(103)
Income from associates
–
54
Profit on sale of listed investments
–
34
(Loss)/profit on sale of subsidiary
(1)
1
Profit on sale and loss on dilution of investment in associate
–
371
Loss on sale and dilution of investment in ARM Limited
(183)
–
Loss on sale of investment in Goldfields
(372)
–
Mark-to-market of listed investments
17
–
Interest paid
(434)
(412)
Depreciation and amortisation
(829)
(933)
(Provision)/reversal for rehabilitation costs
(48)
26
Gain/(loss) on financial instruments
16
(223)
Gain/(loss) on foreign exchange
20
–
Diminution of carrying value of ARM investment
(337)
–
Impairment of fixed assets
(1 513)
–
Impairment of investments
–
(88)
Provision for post-retirement benefits
(57)
–
Loss before tax
(4 258)
(835)
Current tax – expense
(76)
(41)
Deferred tax – benefit
879
346
Net loss before minority interests
(3 455)
(530)
Minority interests
–
7
Net loss
(3 455)
(523)

TOTAL OPERATIONS – ANNUAL FINANCIAL RESULTS
(Rand/metric)
Year ended
Year ended
30 June
30 June
2005
2004
R million
R million
(reviewed)
(audited)
Loss per share – cents *
– Basic loss
(955)
(206)
– Headline loss
(408)
(308)
– Fully diluted loss ** ***
(955)
(205)
Dividends per share – (cents)
– Interim
–
40
– Proposed final
–
30
Prepared in accordance with International Financial Reporting Standards.
* Calculated on weighted average number of shares in issue at year ended June 2005: 361.8 million (June 2004:
253.6 million).
** Calculated on weighted average number of diluted shares in issue year ended June 2005: 361.8 million (June 2004:
254.9 million).
*** The effect of the share options is anti-dilutive.
Reconciliation of headline loss:
Net loss
(3 455)
(523)
Adjustments:
– Profit on sale of assets
(78)
(116)
– Net profit on sale of listed investment
–
(31)
– Net profit/(loss) on sale of subsidiary
1
(22)
– Net profit on sale and loss on dilution of investment in associate
–
(282)
– Loss on dilution and disposal of investment in ARM Limited
213
–
– Profit on disposal of investment in Bendigo NL
(30)
–
– Loss on disposal of investment in Goldfields
372
–
– Amortisation of goodwill
–
105
– Impairment of fixed assets – net of tax
1 163
–
– Impairment of Bendigo and other investments
–
88
– Diminution in carrying value of listed investments
337
–
Headline loss
(1 477)
(781)

ABRIDGED BALANCE SHEET AT 30 JUNE 2005
(Rand)
At 30 June
At 31 March At 30 June
2005
2005 2004
R million
R million R million
(reviewed)
(unaudited) (audited)
ASSETS
Non-current assets
Property, plant and equipment
21 177
21 058 22 244
Intangible assets
2 268
2 268 2 267
Investments
4 154
6 531 2 612
Investments in associates
–
– 124
27 599
29 857 27 247
Current assets
Inventories
578
571 531
Receivables
632
614 859
Cash and cash equivalents
1 830
(233) 1 414
3 040
952 2 804
Total assets
30 639
30 809 30 051
EQUITY AND LIABILITIES
Share capital and reserves
Issued capital
25 289
25 325 20 889
Fair value and other reserves
(671)
(1 501) (1 186)
Retained (loss)/earnings
(2 473)
(1 333) 1 078
22 145
22 491 20 781
Non-current liabilities
Long-term borrowings
2 422
2 944 2 790
Net deferred taxation liabilities
1 918
2 141 2 659
Net deferred financial liabilities
386
452 570
Long-term provisions
940
847 798
5 666
6 384 6 817
Current liabilities
Payables and accrued liabilities
1 514
1 336 1 806
Short-term portion of long-term borrowings
1 333
607 579
Income and mining taxes
(27)
(18) 60
Shareholders for dividends
8
9 8
2 828
1 934 2 453
Total equity and liabilities
30 639
30 809 30 051
Number of ordinary shares in issue
393 341 194
393 231 894 320 741 577
Net asset value per share (cents)
5 625
5 720 6 479
Basis of accounting
The unaudited results for the quarter and the year have been prepared on the International Financial Reporting Standards (IFRS) basis. These consolidated quarterly statements are prepared in accordance with IAS 34, Interim Financial Reporting. The accounting policies are consistent with those applied in the previous financial year.
The primary reporting segment for the group is by business segment. As there is only one business segment, being mining, extraction and production of gold, the relevant disclosures have been given in the abridged balance sheet and condensed income statement.
Audit review
The year end results have been reviewed in terms of Rule 3.23 of the Listing Requirement of the JSE Securities Exchange South Africa by the
company’s auditors, PricewaterhouseCoopers Inc. The unqualified review opinion is available on request from the Company Secretary.

OPERATING AND FINANCIAL RESULTS
(US$/imperial) (unaudited)
Underground production – South Africa
Leve-
Quality
Growth
raged
Ounces
Projects
Ounces
Sub total
Ore milled – t’000
Jun-05
1,663
365
1,207
3,235
Mar-05 1,731 356 1,172 3,259
Gold produced – oz
Jun-05
291,702
62,147
166,572
520,421
Mar-05 315,688 68,140 176,226 560,054
Yield – oz/t
Jun-05
0.18
0.17
0.14
0.16
Mar-05 0.18 0.19 0.15 0.17
Cash operating costs – $/oz
Jun-05
381
483
539
444
Mar-05 397 476 559 457
Cash operating costs – $/t
Jun-05
67
82
74
71
Mar-05 72 91 84 79
Working revenue ($’000)
Jun-05
127,413
26,987
73,096
227,496
Mar-05 136,365 29,402 76,571 242,338
Cash operating costs ($’000)
Jun-05
111,052
30,036
89,843
230,931
Mar-05 125,238 32,435 98,493 256,166
Cash operating profit ($’000)
Jun-05
16,361
(3,049)
(16,747)
(3,435)
Mar-05 11,127 (3,033) (21,922) (13,828)
Capital expenditure ($’000)
Jun-05
5,809
14,830
734
21,373
Mar-05 5,823 12,480 302 18,605
Quality Ounces – Evander Shafts, Randfontein Cooke Shafts, Target, Tshepong, Masimong
Growth Projects – Doornkop shaft and South Reef Project, Elandsrand shaft and New Mine Project, Phakisa shaft,
Tshepong Decline Project
Leveraged Ounces – Bambanani, Joel, Kudu/Sable, West, Nyala, St Helena, Harmony 2, Merriespruit 1 and 3, Unisel,
Brand 3 and 5, Saaiplaas 3, Evander 9, Orkney 2 and 4, Welkom 1

OPERATING AND FINANCIAL RESULTS
(US$/imperial) (unaudited)
South Africa
South Africa
Australia
Harmony
Surface
Total
Total
Total
Ore milled – t’000
Jun-05
1,560
4,795
936
5,731
Mar-05 1,690 4,949 1,075 6,024
Gold produced – oz
Jun-05
49,383
569,804
69,542
639,346
Mar-05 50,294 610,348 68,903 679,251
Yield – oz/t
Jun-05
0.03
0.12
0.07
0.11
Mar-05 0.03 0.12 0.06 0.11
Cash operating
Jun-05
344
435
337
424
costs – $/oz
Mar-05 395 452 382 445
Cash operating
Jun-05
11
52
25
47
costs – $/t
Mar-05 12 56 24 50
Working revenue
Jun-05
21,183
248,679
29,712
278,391
($’000)
Mar-05 21,354 263,692 29,553 293,245
Cash operating
Jun-05
16,968
247,899
23,416
271,315
costs ($’000)
Mar-05 19,862 276,028 26,337 302,365
Cash operating
Jun-05
4,215
780
6,296
7,076
profit ($’000)
Mar-05 1,492 (12,336) 3,216 (9,120)
Capital expenditure
Jun-05
0
21,373
10,220
31,593
($’000)
Mar-05 0 18,605 7,433 26,038

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS
(US$/imperial) (unaudited)
Quarter ended
Quarter ended Quarter ended
30 June
31 March 30 June
2005
2005 2004
Ore milled t’000
5,731
6,024 8,791
Gold produced oz
639,346
679,251 847,908
Gold price received $/oz
435
431 384
Cash operating costs $/oz
424
445 392
$ million
$ million $ million
Gold sales
278
293 326
Cash operating costs
268
310 333
(Loss)/income from insurance claims
(3)
8 –
Cash operating profit/(loss)
7
(9) (7)
Other income – net
7
2 6
Employment termination and restructuring costs
(34)
(29) (28)
Corporate, marketing, new business expenditure
(13)
(8) (5)
Exploration expenditure
(2)
(2) (3)
Income from associates
–
– 7
(Loss)/profit on sale of listed investments and subsidiaries
(11)
(19) 6
Dilution of investment in ARM Limited
–
– (25)
(Loss)/profit on sale of Goldfields
(58)
– –
Mark-to-market of listed investments
2
– –
Interest paid
(21)
(16) (15)
Depreciation and amortisation
(28)
(33) (42)
Provision for rehabilitation costs
(1)
(2) 9
(Loss)/gain on financial instruments
(1)
9 (17)
(Loss)/gain on foreign exchange
(3)
4 2
Diminution in carrying value of ARM investment
(53)
– –
Impairment of assets
–
(252) –
Impairment of investments
–
– (11)
Provision for post-retirement benefits
(9)
– –
Loss before tax
(218)
(355) (123)
Current tax – (expense)/benefit
(17)
(1) 5
Deferred tax – benefit
55
74 31
Net loss before minority interests
(180)
(282) (87)
Minority interests
–
– 2
Net loss
(180)
(282) (85)

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS
(US$/imperial) (unaudited)
Quarter ended
Quarter ended Quarter ended
30 June
31 March 30 June
2005
2005 2004
Loss per share – cents *
– Basic loss
(45)
(72) (29)
– Basic loss before impairment
(45)
(22) (25)
– Headline loss
(16)
(18) (20)
– Fully diluted loss ** ***
(45)
(72) (29)
Dividends per share – (cents)
– Interim
–
– –
– Proposed final
–
– 5
Currency conversion rates average for the quarter: June 2005: US$1=R6.41 (March 2005: US$1=R6.00) (June 2004:
US$1=R6.60).
* Calculated on weighted average number of shares in issue at quarter end June 2005: 392.2 million (March 2005:
393.2 million) (June 2004: 292.9 million).
** Calculated on weighted average number of diluted shares in issue at quarter end June 2005: 392.2 million
(March 2005: 392.9 million) (June 2004: 293.2 million).
*** The effect of the share options is anti-dilutive.
Reconciliation of headline loss:
Net loss
(180)
(282) (85)
Adjustments:
– Profit on sale of assets
(4)
(3) (7)
– Mark-to-market of listed investments
1
– –
– Profit on disposal of Kalplats
–
– (6)
– Loss on sale and dilution of investment in ARM Limited
16
19 25
– Profit on disposal of investment in Bendigo NL
(5)
– –
– Loss on disposal of investment in Goldfields
58
– –
– Amortisation of goodwill
–
– 3
– Impairment of fixed assets – net of tax
(3)
197 –
– Impairment of investment in Bendigo
–
– 11
– Diminution in carrying value of listed investments
53
– –
Headline loss
(64)
(69) (59)

TOTAL OPERATIONS – ANNUAL FINANCIAL RESULTS
(US$/imperial) (unaudited)
Year ended
Year ended
30 June
30 June
2005
2004
Ore milled t’000
25,675
33,943
Gold produced oz
2,965,250
3,315,595
Gold price received $/oz
427
385
Cash operating costs $/oz
412
360
$ million
$ million
Gold sales
1,265
1,276
Cash operating costs
1,226
1,191
Income from insurance claim
6
–
Cash operating profit
44
85
Other income – net
17
39
Employment termination and restructuring costs
(103)
(33)
Corporate, marketing, new business expenditure
(33)
(27)
Exploration expenditure
(12)
(15)
Income from associates
–
8
Profit on sale of listed investments
1
59
Loss on sale and dilution of investment in ARM Limited
(30)
–
Loss on sale of investment in Goldfields
(60)
–
Mark-to-market of listed investments
3
–
Interest paid
(70)
(60)
Depreciation and amortisation
(134)
(135)
(Provision)/reversal for rehabilitation costs
(8)
4
Gain/(loss) on financial instruments
3
(32)
Gain on foreign exchange
3
–
Diminution in carrying value of ARM investment
(55)
–
Impairment of fixed assets
(245)
–
Impairment of investments
–
(13)
Provision for post-retirement benefits
(9)
–
Loss before tax
(688)
(120)
Current tax – expense
(12)
(6)
Deferred tax – benefit
142
50
Net loss before minority interests
(558)
(76)
Minority interests
–
1
Net loss
(558)
(75)

TOTAL OPERATIONS – ANNUAL FINANCIAL RESULTS
(US$/imperial) (unaudited)
Year ended
Year ended
30 June
30 June
2005
2004
Loss per share – cents *
– Basic loss
(154)
(30)
– Headline loss
(66)
(45)
– Fully diluted loss ** ***
(154)
(30)
Dividends per share – (cents)
– Interim
–
6
– Proposed final
–
4
Currency conversion rates average for the year ended June 2005: US$1=R6.18 (June 2004: US$1=R6.89).
* Calculated on weighted average number of shares in issue at year ended June 2005: 361.8 million (June 2004:
253.6 million).
** Calculated on weighted average number of diluted shares in issue year ended June 2005: 361.8 million (June 2004:
254.9 million).
*** The effect of the share options is anti-dilutive.
Reconciliation of headline (loss)/earnings:
Net loss
(558)
(75)
Adjustments:
– Profit on sale of assets
(13)
(17)
– Net profit on sale of listed investment
–
(4)
– Net profit on sale of subsidiary
–
(3)
– Net profit on sale and loss on dilution of investment in associate
–
(41)
– Loss on dilution and disposal of ARM Ltd
34
–
– Profit on disposal of Bendigo NL
(5)
–
– Loss on disposal of Goldfields
60
–
– Amortisation of goodwill
–
15
– Impairment of fixed assets – net of tax
188
–
– Impairment of Bendigo and other investments
–
13
– Diminution in carrying value of listed investments
55
–
Headline loss
(239)
(112)

ABRIDGED BALANCE SHEET AT 30 JUNE 2005
(US$)
At 30 June
At 31 March At 30 June
2005
2005 2004
US$ million
US$ million US$ million
(unaudited)
(unaudited) (unaudited)
ASSETS
Non-current assets
Property, plant and equipment
3,176
3,388 3,570
Intangible assets
340
365 364
Investments
623
1,051 419
Investments in associates
–
– 20
4,139
4,804 4,373
Current assets
Inventories
87
92 85
Receivables
95
99 138
Cash and cash equivalents
275
(38) 227
457
153 450
Total assets
4,596
4,957 4,823
EQUITY AND LIABILITIES
Share capital and reserves
Issued capital
3,793
4,074 3,353
Fair value and other reserves
(101)
(241) (190)
Retained (loss)/earnings
(371)
(214) 173
3,321
3,619 3,336
Non-current liabilities
Long-term borrowings
363
474 448
Net deferred taxation liabilities
288
344 426
Net deferred financial liabilities
58
73 92
Long-term provisions
141
136 128
850
1,027 1,094
Current liabilities
Payables and accrued liabilities
227
214 289
Short-term portion of long-term borrowings
200
98 93
Income and mining taxes
(4)
(3) 10
Shareholders for dividends
1
2 1
424
311 393
Total equity and liabilities
4,595
4,957 4,823
Number of ordinary shares in issue
393,341,194
393,231,894 320,741,577
Net asset value per share (US cents)
844
920 1,040
Basis of accounting
The unaudited results for the quarter have been prepared on the International Financial Reporting Standards (IFRS) basis. These consolidated quarterly statements are prepared in accordance with IAS 34, Interim Financial Reporting. The accounting policies are consistent with those applied in the previous financial year.
Balance sheet converted at conversion rate of US$1 = R6.67 (March 2005: R6.22) (June 2004: R6.23).

CONDENSED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 30 JUNE 2005
Issued
Fair value
share
and other
Retained
capital
reserves
earnings
Total
(Reviewed)
R million
R million
R million
R million
Balance at 1 July 2004 20 889 (1 186) 1 078 20 781
Issue of share capital – net of expenses 4 400 – – 4 400
Currency translation adjustment and other – 515 – 511
Net loss – – (3 455) (3 455)
Dividends paid – – (96) (96)
Balance at 30 June 2005
25 289 (671) (2 473) 22 145
Balance at 1 July 2003 6 874 (242) 1 996 8 628
Issue of share capital 14 015 – – 14 015
Currency translation adjustment and other – (944) – (944)
Net loss – – (523) (523)
Dividends paid – – (395) (395)
Balance at 30 June 2004
20 889 (1 186) 1 078 20 781
Issued
Fair value
share
and other
Retained
capital
reserves
earnings
Total
(Unaudited)
US$ million
US$ million
US$ million
US$ million
Balance at 1 July 2004 3,133 (178) 162 3,117
Issue of share capital – net of expenses 660 – – 660
Currency translation adjustment and other – 77 – 77
Net loss – – (519) (519)
Dividends paid – – (14) (14)
Balance at 30 June 2005
3,793 (101) (371) 3,321
Balance at 1 July 2003 1,104 (39) 321 1,386
Issue of share capital 2,250 – – 2,250
Currency translation adjustment and other – (151) – (151)
Net loss – – (85) (85)
Dividends paid – – (63) (63)
Balance at 30 June 2004
3,354 (190) 173 3,337
Balances translated at closing rates of: June 2005: US$1 = R6.67 (June 2004: US$1 = R6.23).

SUMMARISED CASH FLOW STATEMENT
FOR THE YEAR ENDED 30 JUNE 2005
(unaudited)
12 months
12 months
12 months
12 months
ended
ended
ended
ended
30 June
30 June
30 June
30 June
2004
2005
2005
2004
US$ million
US$ million
R million
R million
Cash flow from operating activities
25 (186)  Cash (utilised in)/generated by operations (1 151) 172
30 24 Interest and dividends received 149 207
(46) (44)  Interest paid (269) (319)
(84) (9)  Income and mining taxes paid (55) (578)
(75) (215) Cash utilised in operating activities (1 326) (518)
Cash flow from investing activities
106 1 Cash held by subsidiaries at acquisition 5 730
148 397 Net proceeds of listed investments 2 454 1 022
(99) (109)  Net additions to property, plant and equipment (672) (680)
(94) (2)  Other investing activities (12) (651)
61 287 Cash generated by investing activities 1 775 421
Cash flow from financing activities
56 31 Long-term loans raised/(repaid) 191 388
8 (10)  Ordinary shares issued – net of expenses (60) 53
(57) (16)  Dividends paid (97) (395)
7 5 Cash (utilised in)/generated by financing activities 34 46
9
(19)  Foreign currency translation adjustments
(67) (222)
2 58 Net increase/(decrease) in cash and equivalents 416 (273)
225 217 Cash and equivalents – 1 July 1 414 1 687
227 275 Cash and equivalents – 30 June 1 830 1 414
Operating activities translated at average rates of: June 2005: US$1 = R6.18 (June 2004: US$1 = R6.89).
Closing balance translated at closing rates of: June 2005: US$1 = R6.67 (June 2004: US$1 = R6.23).

SUMMARISED CASH FLOW STATEMENT
FOR THE THREE MONTHS ENDED 30 JUNE 2005
(unaudited)
Three
Three
Three
Three
months
months
months
months
ended
ended
ended
ended
31 March
30 June
30 June
31 March
2005
2005
2005
2005
US$ million
US$ million
R million
R million
Cash flow from operating activities
(87) (38)   Cash utilised in operations (237) (532)
7 7 Interest and dividends received 45 41
(12) (12)   Interest paid (77) (72)
(8) (1)   Income and mining taxes paid (4) (51)
(100) (44)   Cash utilised in operating activities (273) (614)
Cash flow from investing activities
– 1 Cash held by subsidiary at acquisition 5 –
24 382 Net proceeds on disposal of listed investments 2 362 149
(21) (22)   Net additions to property, plant and equipment (136) (129)
– (2)   Other investing activities (13) –
3 359 Cash generated by investing activities 2 218 20
Cash flow from financing activities
10 18 Long-term loans raised/(repaid) 110 63
– (4)   Ordinary shares issued – net of expenses (24) –
– – Dividends paid (2) –
10 14 Cash generated by/(utilised in) financing activities 84 63
(4)
(16)   Foreign currency translation adjustments
34 2
(91) 313 Net increase/(decrease) in cash and equivalents 2 063 (529)
53 (38)   Cash and equivalents – beginning of quarter (233) 296
(38) 275 Cash and equivalents – end of quarter 1 830 (233)
Operating activities translated at average rates of: June 2005 quarter: US$1 = R6.41 (March 2005 quarter:
US$1 = R6.00).
Closing balance translated at closing rates of: June 2005: US$1 = R6.67 (March 2005: US$1 = R6.22).

RECONCILIATION BETWEEN CASH OPERATING PROFIT/(LOSS) AND CASH
(UTILISED)/GENERATED BY OPERATIONS – PERIOD ENDED 30 JUNE 2005
Quarter
Quarter
Year to
ended
ended
Year to
30 June
30 June
31 March
30 June
2005
2005
2005
2004
R million
R million
R million
R million
Cash operating profit/(loss)
273 45 (55) 580
Other cash items per income statement:
Other income net 126 36 30 207
Employment termination and restructuring costs (638) (217) (171) (224)
Corporate, administration and other expenditure (206) (81) (46) (184)
Exploration expenditure (73) (16) (13) (103)
Provision for rehabilitation costs (6) (2) (1) (11)
Cash flow statement adjustments:
Cost of Avgold currency hedge and close out
of hedges
(212) (66) (52) (133)
Profit on sale of mining assets (78) (26) (18) (116)
Interest and dividends received (149) (45) (41) (207)
Other non-cash items (57) (1) (16) (41)
Effect of changes in operating working capital items:
Receivables 235 (11) (231) 175
Inventories (45) (5) (21) (5)
Accounts payable and accrued liabilities (321) 150 103 234
Cash (utilised)/generated by operations
1 151 (237) (532) 172

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTER ENDED 30 JUNE 2005
Commodity contracts
The Harmony Group’s outstanding commodity contracts against future production, by type at 30 June 2005 are indicated below. The total net delta of the hedge book at 30 June 2005 was 484,977 oz (15,085 kg).
30 June
30 June
30 June
30 June
2006
2007
2008
2009
Total
AUSTRALIAN DOLLAR GOLD
Forward contracts
Kilograms 3,359 4,572 3,110 3,110 14,152
Ounces 108,000 147,000 100,000 100,000 455,000
A$ per oz 510 515 518 518 515
Calls options sold Kilograms 933 311 – – 1,244
Ounces 30,000 10,000 – – 40,000
A$ per oz 552 562 – – 554
Total commodity contracts Kilograms
4,292 4,883 3,110 3,110 15,396
Ounces 138,000 157,000 100,000 100,000 495,000
Total net gold**
Delta (kg) 4,155 4,790 3,081 3,058 15,084
Delta (oz) 133,593 153,999 99,068 98,317 484,977
These contracts are classified as speculative and the marked-to-market movement is reflected in the income statement.
The mark-to-market of these contracts was a negative R252 million (negative US$38 million) at 30 June 2005 (at
31 March 2005: R225 million or US$36 million). The values at 30 June 2005 were based on a gold price of US$435
(A$571) per ounce, exchange rates of US$1/R6,6670 and A$1/US$0.7622 and prevailing market interest rates and volatilities at that date. These valuations were provided by independent risk and treasury management experts.
At 29 July 2005, the marked-to-market value of the hedge book was a negative R222 million (negative
US$34 million), based on a gold price of US$427 (A$563) per ounce, exchange rates of US$1/R6,56 and
A$1/US$0,7579 and prevailing market interest rates and volatilities at that time.
These marked-to-market valuations are not predictive of the future value of the hedge position, nor of the future impact on the revenue of the company. The valuation represents the cost of buying all hedge contracts at the time of the valuation, at market prices and rates available at the time.
** The Delta of the hedge position indicated above, is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities at 30 June 2005.

Gold lease rates
During the June quarter, Harmony closed out the remaining gold lease rate swaps which were inherited through the acquisition of Hill 50.
Interest rate swaps
The Group has interest rate swap agreements to convert R600 million of its R1.2 billion fixed rate bond to variable rate debt. The interest rate swap runs over the term of the bond, interest is received at a fixed rate of 13% and the company pays floating rate based on JIBAR plus a spread ranging from 1,8% to 2,2%.
These transactions which mature in June 2006 are designated as fair value hedges. The marked-to-market value of the transactions was a negative R24 million (US$4 million) at 30 June 2005, based on the prevailing interest rates and volatilities at the time.
Currency contracts
31 December
2005
Total
Forward exchange contracts US$ million 39 39
(Buy US$, sell ZAR at the
agreed exchange rate)
Average strike ZAR/US$ 9.54 9.54
Forward exchange call contracts sold US$ million 39 39
(Sell US$, buy ZAR at the
agreed exchange rate)
Average strike ZAR/US$ 9.54 9.54
Harmony inherited these contracts with the acquisition of Avgold. The contracts are classified as speculative and the mark-to-market movement is reflected in the income statement.
The mark-to-market of these contracts was a negative R108 million (US$16 million) at 30 June 2005. These values were based upon an exchange rate of US$1/R6.6670 and prevailing market interest rates at the time. Independent risk and treasury management experts provided these valuations.
Z B Swanepoel
N V Qangule
Chief Executive
Financial Director
Virginia
5 August 2005

DEVELOPMENT RESULTS
(metric)
Quarter ended 31 March 2005
Quarter ended 30 June 2005
Channel Channel
Channel Channel
Reef Sampled
width
value
Gold
Reef Sampled
width
value
Gold
metres
metres
(cm’s)
(g/t)   (cmg/t)
metres
metres
(cm’s)
(g/t)   (cmg/t)
Randfontein
VCR Reef 844 845 63 33.67 2,123 1,293 1,047 68 43.66 2,956
UE1A 990 746 116 11.30 1,316 1,155 1,083 122 16.24 1,981
E8 Reef 192 163 218 3.83 834 140 140 187 6.30 1,178
Kimberley Reef 606 417 173 4.98 864 455 451 164 5.59 915
South Reef 0 0 0 0 0 0 0 0 0 0
All Reefs
2,632
2,171
114
13.20
1,507
3,043
2,721
111
19.20
2,138
Free State
Basal 989 934 80 12.29 980 999 814 112 11.20 1,257
Leader 594 528 155 5.21 805 586 460 185 3.61 668
A Reef 404 372 131 4.09 536 570 538 113 2.87 324
Middle 117 144 186 7.68 1,427 211 140 127 19.12 2,425
B Reef 479 453 85 15.59 1,325 383 377 77 20.27 1,561
All Reefs
2,583
2,431
111
8.68
965
2,749
2,329
122
8.56
1,045
Evander
Kimberley Reef 2,038 1,758 77 14.74 1,142 2,022 1,869 81 10.59 860
Elandskraal
VCR Reef 166 144 72 18.78 1,351 395 394 89 16.05 1,425
Orkney
Vaal Reef 66 0 0 0 0 91 68 111 20.38 2,266
VCR 0 0 0 0 0 0 0 0 0 0
All Reefs
66
0
0
0
0
91
68
111
20.38
2,266
Target
Elsburg 525 324 252 7.60 1,914 727 513 211 6.86 1,445
Freegold JV
Basal 1,457 1,378 56 28.57 1,594 973 977 43 33.49 1,424
Beatrix 305 297 87 15.49 1,343 260 246 140 9.14 1,282
Leader 23 21 173 8.16 1,411 0 0 0 0 0
B Reef 0 26 93 3.40 316 0 0 0 0 0
All Reefs
1,785
1,722
63
24.23
1,529
1,233
1,223
62
22.44
1,396

DEVELOPMENT RESULTS
(imperial)
Quarter ended 31 March 2005
Quarter ended 30 June 2005
Channel Channel
Channel Channel
Reef Sampled
width
value
Gold
Reef Sampled
width
value
Gold
feet
feet (inches)
(oz/t)   (in.oz/t)
feet
feet (inches)
(oz/t)    (in.oz/t)
Randfontein
VCR Reef 2,770 2,772 25 0.98 24 4,243 3,435 27 1.26 34
UE1A 3,249 2,448 46 0.33 15 3,790 3,553 48 0.48 23
E8 Reef 629 535 86 0.12 10 460 459 74 0.19 14
Kimberley Reef 1,987 1,368 68 0.15 10 1,494 1,480 64 0.17 11
South Reef 0 0 0 0.00 0 0 0 0 0 0
All Reefs
8,635
7,123
45
0.38
17
9,987
8,927
44
0.57
25
Free State
Basal 3,244 3,064 31 0.36 11 3,276 2,671 44 0.33 14
Leader 1,950 1,732 61 0.15 9 1,923 1,509 73 0.11 8
A Reef 1,325 1,220 52 0.12 6 1,871 1,765 44 0.08 4
Middle 384 472 73 0.22 16 692 459 50 0.56 28
B Reef 1,572 1,486 33 0.46 15 1,258 1,237 30 0.60 18
All Reefs
8,475
7,974
44
0.25
11
9,020
7,641
48
0.25
12
Evander
Kimberley Reef 6,686 5,768 30 0.44 13 6,634 6,132 32 0.31 10
Elandskraal
VCR Reef 546 472 28 0.55 16 1,297 1,293 35 0.47 16
Orkney
Vaal Reef 217 0 0 0 0 299 223 44 0.59 26
VCR 0 0 0 0 0 0 0 0 0 0
All Reefs
217
0
0
0
0
299
223
44
0.59
26
Target
Elsburg 1,722 1,063 99 0.22 22 2,385 1,683 83 0.20 17
Freegold JV
Basal 4,780 4,521 22 0.83 18 3,193 3,205 17 0.96 16
Beatrix 1,000 974 34 0.45 15 853 807 55 0.27 15
Leader 75 69 68 0.24 16 0 0 0 0 0
B Reef 0 85 37 0.10 4 0 0 0 0 0
All Reefs
5,855
5,649
25
0.70
18
4,046
4,012
24
0.67
16

CONTACT DETAILS
Harmony Gold Mining Company Limited
Corporate Office
Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
First Floor
4 The High Street
Melrose Arch, 2196
Johannesburg
South Africa
Telephone: +27 11 684 0140
Fax:            +27 11 684 0188
Website: http://www.harmony.co.za
Directors
P T Motsepe (Chairman)*
Z B Swanepoel (Chief Executive)
F Abbott*, J A Chissano*
†
, F Dippenaar, V N Fakude*, T S A Grobicki
Dr D S Lushaba*, R P Menell*, M Motloba*, N V Qangule, C M L Savage*
(*non-executive) (
†
Mozambique)
Investor Relations
Brenton Saunders
Executive – Investor Relations
Telephone: +27 11 684 0146
Fax:
+27 11 684 0188
Cell: +27 (0) 83 607 4060
E-mail: brenton.saunders@harmony.co.za
Vusi Magadana
Investor Relations Officer
Telephone: +27 11 684 0149
Fax:
+27 11 684 0188
Cell: +27 (0) 72 157 5986
E-mail: vusi.magadana@harmony.co.za
Marian van der Walt
Company Secretary
Telephone: +27 11 411 2037
Fax:
+27 11 411 2398
Cell: +27 (0) 82 888 1242
E-mail: mvanderwalt@harmony.co.za
South African Share Transfer Secretaries
Ultra Registrars (Pty) Ltd
PO Box 4844
Johannesburg, 2000
Telephone: +27 11 832 2652
Fax:
+27 11 834 4398
United Kingdom Registrars
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
Telephone: +44 870 162 3100
Fax:
+44 208 639 2342
ADR Depositary
The Bank of New York
101 Barclay Street
New York, NY 10286
United States of America
Telephone: +1888-BNY ADRS
Fax:
+1 212 571 3050
Trading Symbols
JSE Securities Limited HAR
New York Stock Exchange, Inc. HMY
London Stock Exchange plc HRM
Euronext Paris HG
Euronext Brussels HMY
Berlin Stock Exchange HAM1
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228

NOTES

PRINTED BY INCE (PTY) LTD
NOTES

Important Information
In connection with the proposed merger, Harmony has filed with the United States Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which includes a preliminary prospectus and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony American Depository Shares (“ADSs”)) to be issued in exchange for Gold Fields ordinary shares held by holders located in the United States of America (“United States” or “US”) and for Gold Fields ADSs held by holders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus and related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain transaction-related documents for free from Harmony or its duly designated agent.
This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony in the US, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this communication should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the US will only be made pursuant to a prospectus and related offer materials that Harmony is sending to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the US prior to the time the registration statement becomes effective. No offering of securities shall be made in the US except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.
Forward-looking Statements
This quarterly report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Harmony’s financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this quarterly report that are not historical facts are “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,”“believes,”“intends,”“estimates” and similar expressions. These statements are only predictions. All forward-looking statements involve a number of risks, uncertainties and other factors, and we cannot assure you that such statements will prove to be correct. Risks, uncertainties and other factors could cause actual events or results to differ from those expressed or implied by the forward-looking statements.
These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Harmony, wherever they may occur in this quarterly report and the exhibits to this quarterly report, are necessarily estimates reflecting the best judgment of the senior management of Harmony and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this quarterly report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:
•  overall economic and business conditions in South Africa and elsewhere;
•  the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;
•  decreases in the market price of gold;
•  the occurrence of hazards associated with underground and surface gold mining;
•  the occurrence of labor disruptions;
•  availability, terms and deployment of capital;
•  changes in government regulation, particularly mining rights and environmental regulation;
•  fluctuations in exchange rates;
•  currency devaluations and other macroeconomic monetary policies; and
•  socio-economic instability in South Africa and regionally.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: 5 August, 2005
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Chief Financial Officer